BMO Financial Group Reports First Quarter 2024 Results

REPORT TO SHAREHOLDERS

BMO’s First Quarter 2024 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended January 31, 2024 are available online at www.bmo.com/investorrelations and at www.sedarplus.ca.

Financial Results Highlights

First Quarter 2024 Compared with First Quarter 2023:

•	Net income of $1,292 million, compared with $133 million; adjusted net income[1,2] of $1,893 million, compared with $2,158 million

•	Reported earnings per share (EPS)[3] of $1.73, compared with $0.14; adjusted EPS[1,2,3] of $2.56, compared with $3.06

•	Provision for credit losses (PCL) of $627 million, compared with $217 million

•	Return on equity (ROE) of 7.2%, compared with 0.6%; adjusted ROE[1,2] of 10.6%, compared with 12.9%

•	Common Equity Tier 1 (CET1) Ratio[4] of 12.8%, compared with 18.2%

Adjusted1, 2 results in the current quarter and the prior year excluded the following items:

•	Impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment of $313 million ($417 million pre-tax) in the current quarter.

•

A net accounting loss of $136 million ($164 million pre-tax) on the sale of a $9.6 billion (US$7.2 billion) portfolio of recreational vehicle loans related to balance sheet optimization in the current quarter.

•	Acquisition and integration costs of $57 million ($76 million pre-tax) in the current quarter, and $181 million ($239 million pre-tax) in the prior year.

•	Amortization of acquisition-related intangible assets of $84 million ($112 million pre-tax) in the current quarter, and $6 million ($8 million pre-tax) in the prior year.

•

Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, of $11 million ($15 million pre-tax) in the current quarter, and $6 million ($8 million pre-tax) in the prior year.

•

Loss of $1,461 million ($2,011 million pre-tax) in the prior year related to the management of the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill.

•	A one-time tax expense of $371 million in the prior year related to certain tax measures enacted by the Canadian government.

Toronto, February 27, 2024 – For the first quarter ended January 31, 2024, BMO Financial Group recorded net income of $1,292 million or $1.73 per share on a reported basis, and net income of $1,893 million or $2.56 per share on an adjusted basis.

“Against an uncertain economic outlook, we continued to demonstrate the strength and resilience of our diversified businesses and the benefit of strategic acquisitions. Although the environment has constrained revenue growth in market sensitive businesses in the near term, with the strength of our personal and commercial businesses and our sharp focus on positioning the bank effectively for long-term success by reducing expenses, optimizing our balance sheet, and growing customer relationships, we are poised to create significant value for our shareholders,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“With the integration of Bank of the West complete, we have achieved 100% of the US$800 million run-rate cost synergies to start the second quarter, and we’re delivering incremental operational efficiencies across the enterprise, resulting in a sequential decline in our expense base. We further strengthened our capital position, with a CET1 ratio of 12.8%. Credit quality remains well-managed and in line with our expectations, underpinned by strong underwriting and a proven track record of superior risk management through the cycle.

“BMO’s leadership in supporting a sustainable and inclusive future continued to be acknowledged, including ranking among the most sustainable companies on the Dow Jones Sustainability Indices. We are moving forward with a relentless focus on execution to drive continued client and revenue growth, bolstered by the full size and scale of our North American bank. Guided by our purpose and anchored by the strong foundation of our $1.3 trillion balance sheet, we are driving real financial progress for our customers and the communities we serve,” concluded Mr. White.

Caution

The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excludes the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed for all reported periods in the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

Effective the first quarter of 2024, the bank adopted IFRS 17, Insurance Contracts (IFRS 17), and retrospectively applied it to fiscal 2023 results and opening retained earnings as at November 1, 2022. For further information, refer to the Changes in Accounting Policies section.

(3)	All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(4)	The CET1 Ratio is disclosed in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Capital Adequacy Requirements (CAR) Guideline.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

BMO Financial Group First Quarter Report 2024 1

Concurrent with the release of results, BMO announced a first quarter 2024 dividend of $1.51 per common share, unchanged from the prior quarter and an increase of $0.08 or 6% from the prior year. The quarterly dividend of $1.51 per common share is equivalent to an annual dividend of $6.04 per common share. We also announced that commencing with the common share dividend declared for the second quarter of fiscal 2024, and subsequently thereafter until further notice, common shares under the dividend reinvestment and share purchase plan (DRIP) will be purchased on the open market without a discount.

Recent Acquisitions

On February 1, 2023, we completed our acquisition of Bank of the West, including its subsidiaries, from BNP Paribas. Bank of the West provides a broad range of banking products and services, primarily in the Western and Midwestern regions of the United States. The acquisition strengthens our position in North America with increased scale and greater access to growth opportunities in strategic new markets. We completed the conversion of Bank of the West customer accounts and systems to our respective BMO operating platforms in September 2023. The acquisition has been reflected in our results as a business combination, primarily in the U.S. P&C and BMO Wealth Management reporting segments.

On June 1, 2023, we completed the acquisition of the AIR MILES Reward Program (AIR MILES) business of LoyaltyOne Co. The AIR MILES business operates as a wholly-owned subsidiary of BMO. The acquisition was accounted for as a business combination, and included in our Canadian P&C reporting segment.

For more information on the acquisition of Bank of the West and AIR MILES, refer to Note 10 of the audited annual consolidated financial statements.

First Quarter 2024 Performance Review

Adjusted results and ratios in this section are on a non-GAAP basis. Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items. The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Canadian P&C

Reported net income was $921 million, a decrease of $30 million from the prior year, and adjusted net income was $925 million, a decrease of $26 million, both decreasing 3% from the prior year. Results reflected a 9% increase in revenue due to higher net interest income, driven by balance growth and higher margins, and higher non-interest revenue, more than offset by higher expenses and a higher provision for credit losses.

U.S. P&C

Reported net income was $560 million, a decrease of $105 million or 16% from the prior year, and adjusted net income was $635 million, a decrease of $31 million or 5% from the prior year.

On a U.S. dollar basis, reported net income was $419 million, a decrease of $76 million or 16% from the prior year, and adjusted net income, which excluded amortization of acquisition-related intangible assets, was $475 million, a decrease of $21 million or 4%, as the inclusion of Bank of the West was offset by a muted U.S. banking environment. Reported results reflected higher revenue, more than offset by higher expenses and a higher provision for credit losses.

BMO Wealth Management

Reported net income was $240 million and adjusted net income was $241 million, both increasing $81 million or 52% from the prior year. Wealth and Asset Management reported net income was $187 million, and adjusted net income was $188 million, both decreasing $15 million or 7%, as higher revenue, driven by the inclusion of Bank of the West and growth in client assets, was more than offset by lower deposit balances and deposit margins, and higher expenses. Insurance net income was $53 million, an increase of $96 million from the prior year, primarily due to market-related impacts reflecting the transition to IFRS 17.

BMO Capital Markets

Reported net income was $393 million, a decrease of $95 million or 19% from the prior year, and adjusted net income was $408 million, a decrease of $87 million or 17%. Results primarily reflected lower Global Markets revenue, with lower trading revenue partially offset by higher underwriting and advisory fee revenue, and higher expenses, partially offset by a higher recovery of the provision for credit losses.

Corporate Services

Reported net loss was $822 million, compared with reported net loss of $2,130 million in the prior year, and adjusted net loss was $316 million, compared with adjusted net loss of $114 million in the prior year. Reported net loss decreased, primarily due to the adjusting items noted above. Adjusted net loss increased due to lower revenue, lower expenses and a higher provision for credit losses. The decrease in revenue was driven by higher earnings on the investment of unallocated capital in the prior year, in advance of the close of the Bank of the West acquisition, and the impact of treasury-related activities.

2 BMO Financial Group First Quarter Report 2024

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 12.8% as at January 31, 2024, an increase from 12.5% at the end of the fourth quarter of 2023, with internal capital generation, common shares issued under the dividend reinvestment and share purchase plan, lower source-currency risk-weighted assets and unrealized gains on fair value through other comprehensive income securities, partially offset by the FDIC special assessment.

Credit Quality

Total provision for credit losses was $627 million, compared with a provision of $217 million in the prior year. The provision for credit losses on impaired loans was $473 million, an increase of $277 million from the prior year due to higher provisions in all of our lines of business. The provision for credit losses on performing loans was $154 million, compared with a provision of $21 million in the prior year. The $154 million provision for credit losses on performing loans in the current quarter was primarily driven by portfolio credit migration and model updates.

Refer to the Critical Accounting Estimates and Judgments section of BMO’s 2023 Annual Report and Note 4 of our audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2023.

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third-party websites mentioned herein, does not form part of this document.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. In this document, the names BMO and BMO Financial Group, as well as the words “bank”, “we” and “our”, mean Bank of Montreal, together with its subsidiaries.

BMO Financial Group First Quarter Report 2024 3

Enhanced Disclosure Task Force

Disclosures related to recommendations from the Financial Stability Board’s Enhanced Disclosure Task Force (EDTF) to provide high-quality, transparent risk disclosures are detailed in the index below, as presented in the 2023 Annual Report, the First Quarter 2024 Report to Shareholders (RTS), Supplemental Financial Information (SFI) or Supplemental Regulatory Capital Information (SRCI). Information on BMO’s website, including information within the SFI or SRCI is not and should not be considered incorporated by reference into our First Quarter 2024 Report to Shareholders.

Topic	EDTF Disclosure	Page Number
		2023 Annual Report	Q1 2024
			RTS	SFI	SRCI
General	1. Risk-related information in each report, including an index for easy navigation	78-118	5	Index	Index
	2. Risk terminology, measures and key parameters	82-118,126-128	34	-	-
	3. Top and emerging risks	78-80	7,34	-	-
	4. Plans to meet new key regulatory ratios once applicable rules are finalized	72	18	-	-
Risk Governance, Risk Management and Business Model	5. Risk management and governance framework, processes and key functions	82-86	-	-	-
	6. Risk culture, risk appetite and procedures to support the culture	86	-	-	-
	7. Risks that arise from business models and activities	84-85	-	-	-
	8. Stress testing within the risk governance and capital frameworks	85-86	-	-	-
Capital Adequacy and Risk-Weighted Assets (RWA)	9. Pillar 1 capital requirements	70-73	-	-	5-6,13
	10. Composition of capital components and reconciliation of the accounting balance sheet to the regulatory balance sheet. A main features template can be found at https://www.bmo.com/main/about-bmo/investor-relations/regulatory-disclosure	73-74	19	-	5-7,16-17
	11. Flow statement of movements in regulatory capital, including changes in Common Equity Tier 1 Capital, Additional Tier 1 Capital and Tier 2 Capital		-	-	8
	12. Capital management and strategic planning	69,75-76	-	-
	13. Risk-weighted assets (RWA) by operating group	74	-	-	14
	14. Analysis of capital requirements for each method used in calculating RWA	73-74,87-90	-	-	14-15, 22-46, 53, 55-66, 85-86
	15. Tabulate credit risk in the banking book for Basel asset classes and major portfolios	-	-	-	22-46, 48-53, 55-66,86
	16. Flow statement that reconciles movements in RWA by credit risk and market risk	-	-	-	47,84
	17. Basel validation and back-testing process, including estimated and actual loss parameter information	112	-	-	87
Liquidity	18. Management of liquidity needs and liquidity reserve held to meet those needs	100-106	38,41	-	-
Funding	19. Encumbered and unencumbered assets disclosed by balance sheet category	102-103	39	36	-
	20. Consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity	107-108	43-44	-	-
	21. Analysis of funding sources and funding strategy	103-104	39-40	-	-
Market Risk	22. Linkage of trading and non-trading market risk to the Consolidated Balance Sheet	99	36	-	-
	23. Significant trading and non-trading market risk factors	95-99	36-37	-	-
	24. Market risk model assumptions, validation procedures and back-testing	95-99,112	-	-	-
	25. Primary techniques for risk measurement and risk assessment, including risk of loss	95-99	37	-	-
Credit Risk	26. Analysis of credit risk profile, exposures and concentration	87-94,159-166	15,58-61	24-33	14-83
	27. Policies to identify impaired loans and renegotiated loans	159-161,166	-	-	-
	28. Reconciliation of opening and closing balances of impaired loans and allowance for credit losses	93,164	15,58-59	-	-
	29. Counterparty credit risk arising from derivative transactions	87-88,94,178-179	-	-	53-71
	30. Credit risk mitigation	87-88,162, 170,209	-	-	20,48-50, 67
Other Risks	31. Discussion of other risks	82-84, 109-118	-	-	-
	32. Publicly known risk events involving material or potentially material loss events	109-118	-	-	-

4 BMO Financial Group First Quarter Report 2024

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as at February 27, 2024. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2024, as well as the 2023 annual MD&A and the audited annual consolidated financial statements for the year ended October 31, 2023, contained in BMO’s 2023 Annual Report. Unless otherwise indicated, all amounts are stated in Canadian dollars and have been derived from the unaudited interim consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. We also comply with interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions (OSFI). References to generally accepted accounting principles (GAAP) mean IFRS Accounting Standards.

BMO’s 2023 Annual Report includes a comprehensive discussion of its businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

6	Caution Regarding Forward-Looking Statements
7	Economic Developments and Outlook
8	Financial Highlights
9	Non-GAAP and Other Financial Measures
12	Foreign Exchange
13	Net Income
13	Revenue
15	Total Provision for Credit Losses
15	Impaired Loans
16	Non-Interest Expense
16	Provision for Income Taxes
17	Balance Sheet
18	Capital Management
21	Review of Operating Groups’ Performance
	22	Personal and Commercial Banking (P&C)
		22	Canadian Personal and Commercial Banking (Canadian P&C)
		24	U.S. Personal and Commercial Banking (U.S. P&C)
	26	BMO Wealth Management
	27	BMO Capital Markets
	28	Corporate Services
30	Summary Quarterly Earnings Trends
31	Transactions with Related Parties
31	Off-Balance Sheet Arrangements

32	Accounting Policies and Critical Accounting Estimates and Judgments
	32	Allowance for Credit Losses
32	Disclosure for Global Systemically Important Banks (G-SIB)
33	Changes in Accounting Policies
33	Future Changes in Accounting Policies
33	Other Regulatory Developments
34	Risk Management
	34	Top and Emerging Risks That May Affect Future Results
	34	Real Estate Secured Lending
	35	International Exposures
	36	Market Risk
	37	Insurance Risk
	38	Liquidity and Funding Risk
	40	Credit Ratings
45	Glossary of Financial Terms
48	Interim Consolidated Financial Statements
	48	Consolidated Statement of Income
	49	Consolidated Statement of Comprehensive Income
	50	Consolidated Balance Sheet
	51	Consolidated Statement of Changes in Equity
	52	Consolidated Statement of Cash Flows
	53	Notes to Consolidated Financial Statements
70	Investor and Media Information

Bank of Montreal’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at January 31, 2024, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended January 31, 2024, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

BMO Financial Group First Quarter Report 2024 5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to: statements with respect to our objectives and priorities for fiscal 2024 and beyond; our strategies or future actions; our targets and commitments (including with respect to net zero emissions); expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies; plans for the combined operations of BMO and Bank of the West; and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “commit”, “target”, “may”, “schedule”, “forecast”, “outlook”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges; the anticipated benefits from acquisitions, including Bank of the West, are not realized; changes to our credit ratings; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; cyber and cloud security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resiliency; failure of third parties to comply with their obligations to us; political conditions, including changes relating to, or affecting, economic or trade matters; climate change and other environmental and social risks; the Canadian housing market and consumer leverage; inflationary pressures; global supply-chain disruptions; technological innovation and competition; changes in monetary, fiscal or economic policy; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs and capital requirements; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2023 Annual Report, and the Risk Management section in this document, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2023 Annual Report, as updated in the Economic Developments and Outlook section in our First Quarter 2024 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2023 Annual Report, as updated in the Allowance for Credit Losses section in our First Quarter 2024 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

6 BMO Financial Group First Quarter Report 2024

Economic Developments and Outlook (1)

Canada’s real gross domestic product (GDP) is estimated to grow modestly in the fourth quarter of 2023, amid support from a resilient U.S. economy, after contracting in the prior quarter due to high interest rates. Consumer spending has weakened due to rising mortgage payments, while businesses have reduced spending amid a sluggish economic backdrop. The housing market, however, is showing signs of improvement in response to a decline in mortgage rates since the fall of 2023 and continued strong population growth. After slowing to an estimated rate of 1.1% in 2023 from 3.8% in 2022, real GDP growth is expected to moderate to 0.8% in 2024. However, activity should increase later in the year as a result of improving financial conditions and an expected decline in interest rates. A moderation in the pace of employment growth and rapid expansion of the labour force have lifted the unemployment rate to 5.7% in January 2024 from a half-century low of 4.8% in July 2022. We anticipate the unemployment rate will continue to rise to around 6.5% later this year. Poor labour market conditions, lower commodity prices and improved global supply chains have relieved upward pressure on inflation. Year-over-year growth in the consumer price index has moderated from a four-decade high of 8.1% in June 2022 to 2.9% in January 2024. Although inflation is projected to decline further, it will likely remain above the Bank of Canada’s 2% target until early 2025, due to rising rents and lingering wage pressures. After raising the policy rate by 475 basis points since March 2022, the Bank of Canada has held the rate steady at 5.0% since July 2023. With the economy and inflation slowing, the central bank will likely begin reducing policy rates starting in the middle of 2024, eventually bringing rates down to a more neutral level of around 3% by early 2026. Industry-wide growth in residential mortgage balances continues to decelerate and will likely remain low at around 3% in 2024, despite some anticipated improvement in housing market activity later this year. Year-over-year growth in consumer credit balances (excluding mortgages) has been restrained by high interest rates and elevated levels of savings, and will likely remain below 3% in 2024. Growth in non-financial corporate credit balances has decelerated sharply in response to higher interest rates, tighter lending conditions, recession fears and elevated cash balances, and will likely slow to approximately 3% in 2024.

While the U.S. economy is not benefitting from strong population growth, it has enjoyed an upswing in labour productivity and is one of the few major economies to strengthen last year, with real GDP expanding 2.5% compared to 1.9% in 2022. Growth is anticipated to moderate to 2.2% in 2024 amid less expansionary fiscal policy, elevated interest rates, tighter lending conditions and the resumption of student loan payments. However, the economy should strengthen later this year in response to projected interest rate reductions and easier financial conditions, as well as ongoing incentives from the federal government to support domestic production of electric vehicles, batteries and semiconductors. While the unemployment rate remains close to half-century lows, it is projected to rise moderately from 3.7% in January 2024 to 4.3% in December 2024. Year-over-year growth in the consumer price index has fallen from 9.1% in June 2022 to 3.1% in January 2024, and is expected to decline further this year. After cumulative increases of 525 basis points starting in March 2022, the Federal Reserve has held policy rates steady at around 5.4% since July 2023. We anticipate rates will decline starting in July 2024, by a cumulative 100 basis points in the second half of the year. Growth in industry-wide residential mortgage balances has slowed considerably as a result of weak home sales, but will likely stabilize in 2024 as housing market activity strengthens in response to lower mortgage rates. Despite an increase in credit card usage, year-over-year growth in consumer credit balances has decelerated and is projected to remain low due to expected higher unemployment and slower consumer spending growth. Non-financial corporate credit growth has slowed and will likely remain impacted by weakness in the office commercial real estate market and a continued drawdown of large deposit balances, before strengthening later this year in response to interest rate reductions.

The economic outlook is subject to several risks that could lead to a severe contraction of the North American economy, including higher inflation and delayed interest rate reductions by central banks, an increase in tensions between the United States and China relating to trade protectionism and Taiwan, and an escalation of other geopolitical risks, including the wars in Ukraine and the Middle East. The latter has recently raised tensions between the United States and Iran, and led to shipping disruptions in the Red Sea and resulting higher freight costs.

This Economic Developments and Outlook section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)	All periods in this section refer to the calendar quarter and calendar year, rather than the fiscal quarter or fiscal year.

BMO Financial Group First Quarter Report 2024 7

Financial Highlights

(Canadian $ in millions, except as noted)	Q1-2024	Q4-2023	Q1-2023

Summary Income Statement (1) (2)

Net interest income	4,721	4,941	4,021
Non-interest revenue	2,951	3,378	1,078
Revenue	7,672	8,319	5,099
Provision for credit losses on impaired loans	473	408	196
Provision for credit losses on performing loans	154	38	21
Total provision for credit losses (PCL)	627	446	217
Non-interest expense	5,389	5,679	4,382
Provision for income taxes	364	484	367
Net income	1,292	1,710	133
Net income available to common shareholders	1,250	1,578	95
Adjusted net income	1,893	2,243	2,158
Adjusted net income available to common shareholders	1,851	2,111	2,120

Common Share Data ($, except as noted) (1)

Basic earnings per share	1.73	2.19	0.14
Diluted earnings per share	1.73	2.19	0.14
Adjusted diluted earnings per share	2.56	2.93	3.06
Book value per share	96.88	95.90	94.23
Closing share price	126.64	104.79	133.90
Number of common shares outstanding (in millions)
End of period	725.5	720.9	709.7
Average basic	723.8	719.2	691.3
Average diluted	724.6	720.0	692.6
Market capitalization ($ billions)	91.9	75.5	95.0
Dividends declared per share	1.51	1.47	1.43
Dividend yield (%)	4.8	5.6	4.3
Dividend payout ratio (%)	87.4	67.0	1,048.2
Adjusted dividend payout ratio (%)	59.0	50.1	46.6

Financial Measures and Ratios (%) (1) (2)

Return on equity	7.2	9.3	0.6
Adjusted return on equity	10.6	12.4	12.9
Return on tangible common equity	10.3	13.5	0.7
Adjusted return on tangible common equity	14.3	17.1	14.0
Efficiency ratio	70.2	68.3	85.9
Adjusted efficiency ratio (3)	60.9	59.7	58.1
Operating leverage	27.5	(40.2)	(47.9)
Adjusted operating leverage (3)	(5.4)	(5.3)	(7.9)
Net interest margin on average earning assets	1.57	1.67	1.47
Adjusted net interest margin, excluding trading net interest income, and trading and insurance assets	1.84	1.90	1.81
Effective tax rate	21.95	22.07	73.47
Adjusted effective tax rate	22.43	22.95	22.01
Total PCL-to-average net loans and acceptances	0.38	0.27	0.15
PCL on impaired loans-to-average net loans and acceptances	0.29	0.25	0.14

Balance Sheet and other information (as at, $ millions, except as noted)
Assets	1,324,762	1,347,006	1,186,986
Average earning assets	1,195,740	1,177,114	1,082,623
Gross loans and acceptances	652,932	668,583	563,036

Net loans and acceptances	649,176	664,776	560,398
Deposits	914,138	910,879	787,327
Common shareholders’ equity	70,292	69,137	66,868
Total risk weighted assets (4)	414,145	424,197	347,454
Assets under administration	724,527	808,985	740,314
Assets under management	360,325	332,947	321,540

Capital and Liquidity Measures (%) (4)
Common Equity Tier 1 Ratio	12.8	12.5	18.2
Tier 1 Capital Ratio	14.4	14.1	20.1
Total Capital Ratio	16.6	16.2	22.6
Leverage Ratio	4.2	4.2	5.9
TLAC Ratio	27.6	27.0	37.2
Liquidity Coverage Ratio (LCR)	129	128	144
Net Stable Funding Ratio (NSFR)	116	115	120

Foreign Exchange Rates ($)

As at Canadian/U.S. dollar	1.3404	1.3868	1.3306
Average Canadian/U.S. dollar	1.3392	1.3648	1.3426

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the Non-GAAP and Other Financial Measures section and for details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

Effective the first quarter of 2024, the bank adopted IFRS 17, Insurance Contracts (IFRS 17), recognizing the cumulative effect of adoption in opening retained earnings and applied it retrospectively to fiscal 2023 results. For further information, refer to the Changes in Accounting Policies section.

(3)

Prior to November 1, 2022, we presented adjusted revenue on a basis that was net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective application of IFRS 17. For periods prior to November 1, 2022, efficiency ratio and operating leverage were calculated based on revenue, net of CCPB. Revenue, net of CCPB, was $7,642 million in Q1-2022 and $10,939 million in Q4-2022. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts. For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section of the 2023 Annual MD&A.

(4)

Capital and liquidity measures are disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline and the Liquidity Adequacy Requirements (LAR) Guideline, as set out by Office of the Superintendent of Financial Institutions (OSFI), as applicable.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

8 BMO Financial Group First Quarter Report 2024

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements and our unaudited interim consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

For further information regarding the composition of our non-GAAP and other financial measures, including supplementary financial measures, refer to the Glossary of Financial Terms.

Our non-GAAP measures broadly fall into the following categories:

Adjusted measures and ratios

Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense, provision for credit losses and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Measures net of insurance claims, commissions and changes in policy benefit liabilities

For periods prior to November 1, 2022, we presented adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage were calculated on a similar basis. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts. For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section of the 2023 Annual MD&A. Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective application of IFRS 17.

Caution

This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2024 9

Non-GAAP and Other Financial Measures

(Canadian $ in millions, except as noted)	Q1-2024	Q4-2023	Q1-2023

Reported Results

Net interest income	4,721	4,941	4,021
Non-interest revenue	2,951	3,378	1,078
Revenue	7,672	8,319	5,099
Provision for credit losses	(627)	(446)	(217)
Non-interest expense	(5,389)	(5,679)	(4,382)
Income before income taxes	1,656	2,194	500
Provision for income taxes	(364)	(484)	(367)
Net income	1,292	1,710	133
Diluted EPS ($)	1.73	2.19	0.14

Adjusting Items Impacting Revenue (Pre-tax)

Management of fair value changes on the purchase of Bank of the West (1)	-	-	(2,011)

Legal provision (recorded in revenue) (2)	(14)	(14)	(6)
Impact of loan portfolio sale (6)	(164)	-	-
Impact of adjusting items on revenue (pre-tax)	(178)	(14)	(2,017)

Adjusting Items Impacting Non-Interest Expense (Pre-tax)

Acquisition and integration costs (4)	(76)	(582)	(239)
Amortization of acquisition-related intangible assets (5)	(112)	(119)	(8)
Legal provision (including legal fees) (2)	(1)	(2)	(2)
FDIC special assessment (7)	(417)	-	-
Impact of adjusting items on non-interest expense (pre-tax)	(606)	(703)	(249)
Impact of adjusting items on reported net income (pre-tax)	(784)	(717)	(2,266)

Adjusting Items Impacting Revenue (After-tax)

Management of fair value changes on the purchase of Bank of the West (1)	-	-	(1,461)

Legal provision (including related interest expense and legal fees) (2)	(10)	(10)	(5)
Impact of loan portfolio sale (6)	(136)	-	-
Impact of adjusting items on revenue (after-tax)	(146)	(10)	(1,466)

Adjusting Items Impacting Non-Interest Expense (After-tax)
Acquisition and integration costs (4)	(57)	(433)	(181)
Amortization of acquisition-related intangible assets (5)	(84)	(88)	(6)
Legal provision (including related interest expense and legal fees) (2)	(1)	(2)	(1)
FDIC special assessment (7)	(313)	-	-
Impact of adjusting items on non-interest expense (after-tax)	(455)	(523)	(188)

Adjusting Items Impacting Provision for Income Taxes (After-tax)
Impact of Canadian tax measures (3)	-	-	(371)
Impact of adjusting items on reported net income (after-tax)	(601)	(533)	(2,025)
Impact on diluted EPS ($)	(0.83)	(0.75)	(2.92)

Adjusted Results

Net interest income	4,735	4,955	4,410
Non-interest revenue	3,115	3,378	2,706
Revenue	7,850	8,333	7,116
Provision for credit losses	(627)	(446)	(217)
Non-interest expense	(4,783)	(4,976)	(4,133)
Income before income taxes	2,440	2,911	2,766
Provision for income taxes	(547)	(668)	(608)
Net income	1,893	2,243	2,158
Diluted EPS ($)	2.56	2.93	3.06

(1)

Reported net income in Q1-2023 included losses of $1,461 million ($2,011 million pre-tax) related to the acquisition of Bank of the West, comprising $1,628 million of mark-to-market losses on certain interest rate swaps recorded in non-interest trading revenue and $383 million of losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income.

(2)

Reported net income included the impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank: Q1-2024 included $11 million ($15 million pre-tax), comprising $14 million interest expense and non-interest expense of $1 million; Q4-2023 included $12 million ($16 million pre-tax), comprising interest expense of $14 million and non-interest expense of $2 million; and Q1-2023 included $6 million ($8 million pre-tax), comprising interest expense of $6 million and a non-interest expense of $2 million. These amounts were recorded in Corporate Services. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

(3)	Reported net income in Q1-2023 included a one-time tax expense of $371 million related to certain tax measures enacted by the Canadian government, recorded in Corporate Services.
(4)

Reported net income included acquisition and integration costs, recorded in non-interest expense. Costs related to the acquisition of Bank of the West were recorded in Corporate Services: Q1-2024 included $46 million ($61 million pre-tax); Q4-2023 included $434 million ($583 million pre-tax); and Q3-2023 included $363 million ($487 million pre-tax). Costs related to the acquisitions of Radicle and Clearpool were recorded in BMO Capital Markets: Q1-2024 included $10 million ($14 million pre-tax); Q4-2023 included a recovery of $2 million ($3 million pre-tax); and Q3-2023 included $1 million ($2 million pre-tax). Costs related to the acquisition of AIR MILES were recorded in Canadian P&C: Q1-2024 included $1 million ($1 million pre-tax); Q4-2023 included $1 million ($2 million pre-tax); and Q3-2023 included $6 million ($8 million pre-tax).

(5)

Reported net income included amortization of acquisition-related intangible assets recorded in non-interest expense in the related operating group: Q1-2024 included $84 million ($112 million pre-tax); Q4-2023 included $88 million ($119 million pre-tax); and Q3-2023 included $85 million ($115 million pre-tax).

(6)

Reported net income in Q1-2024 included a net accounting loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization of $136 million ($164 million pre-tax), recorded in Corporate Services.

(7)

Reported net income in Q1-2024 included the impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment of $313 million ($417 million pre-tax), recorded in non-interest expense in Corporate Services.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

10 BMO Financial Group First Quarter Report 2024

Summary of Reported and Adjusted Results by Operating Segment

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US$ in millions)

Q1-2024

Reported net income (loss)	921	560	1,481	240	393	(822)	1,292	184
Acquisition and integration costs	1	-	1	-	10	46	57	39
Amortization of acquisition-related intangible assets	3	75	78	1	5	-	84	59
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	11	11	8
Impact of loan portfolio sale	-	-	-	-	-	136	136	102
Impact of FDIC special assessment	-	-	-	-	-	313	313	231
Adjusted net income (loss) (2)	925	635	1,560	241	408	(316)	1,893	623

Q4-2023

Reported net income (loss)	922	591	1,513	351	472	(626)	1,710	364
Acquisition and integration costs	1	-	1	-	(2)	434	433	317
Amortization of acquisition-related intangible assets	3	79	82	1	5	-	88	61
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	12	12	8
Adjusted net income (loss) (2)	926	670	1,596	352	475	(180)	2,243	750

Q1-2023

Reported net income (loss)	951	665	1,616	159	488	(2,130)	133	(573)
Acquisition and integration costs	-	-	-	-	3	178	181	132
Amortization of acquisition-related intangible assets	-	1	1	1	4	-	6	4
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	1,461	1,461	1,093
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	6	6	5
Impact of Canadian tax measures	-	-	-	-	-	371	371	-
Adjusted net income (loss) (2)	951	666	1,617	160	495	(114)	2,158	661

(1)	U.S. segment reported and adjusted results comprise net income recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(2)	Refer to footnotes (1) to (7) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted)	Q1-2024	Q4-2023	Q1-2023
Reported net income	1,292	1,710	133
Net income attributable to non-controlling interest in subsidiaries	2	7	-
Net income attributable to bank shareholders	1,290	1,703	133
Dividends on preferred shares and distributions on other equity instruments	(40)	(125)	(38)
Net income available to common shareholders (A)	1,250	1,578	95
After-tax amortization of acquisition-related intangible assets	84	88	6
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	1,334	1,666	101
After-tax impact of other adjusting items (1)	517	445	2,019
Adjusted net income available to common shareholders (C)	1,851	2,111	2,120
Average common shareholders’ equity (D)	69,391	67,359	64,982
Goodwill	(16,158)	(16,462)	(5,283)
Acquisition-related intangible assets	(2,745)	(2,904)	(115)
Net of related deferred tax liabilities	1,007	1,050	266
Average tangible common equity (E)	51,494	49,044	59,850
Return on equity (%) (= A/D) (2)	7.2	9.3	0.6
Adjusted return on equity (%) (= C/D) (2)	10.6	12.4	12.9
Return on tangible common equity (%) (= B/E) (2)	10.3	13.5	0.7
Adjusted return on tangible common equity (%) (= C/E) (2)	14.3	17.1	14.0

(1)	Refer to footnotes (1) to (7) in the Non-GAAP and Other Financial Measures table for details on adjusting items.
(2)	Quarterly calculations are on an annualized basis.

BMO Financial Group First Quarter Report 2024 11

Return on Equity by Operating Segment (1)

	Q1-2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income available to common shareholders	911	547	1,458	238	384	(830)	1,250	179
Total average common equity	15,847	33,246	49,093	4,679	13,202	2,417	69,391	32,059
Return on equity (%)	22.8	6.5	11.8	20.3	11.6	na	7.2	2.2

Adjusted (3)

Net income available to common shareholders	915	622	1,537	239	399	(324)	1,851	618
Total average common equity	15,847	33,246	49,093	4,679	13,202	2,417	69,391	32,059
Return on equity (%)	23.0	7.4	12.4	20.4	12.0	na	10.6	7.6

	Q4-2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income available to common shareholders	912	575	1,487	349	464	(722)	1,578	355
Total average common equity	13,840	32,164	46,004	4,813	12,041	4,501	67,359	30,449
Return on equity (%)	26.1	7.1	12.8	28.8	15.2	na	9.3	4.6

Adjusted (3)

Net income available to common shareholders	916	654	1,570	350	467	(276)	2,111	741
Total average common equity	13,840	32,164	46,004	4,813	12,041	4,501	67,359	30,449
Return on equity (%)	26.3	8.1	13.5	28.9	15.3	na	12.4	9.6

	Q1-2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income available to common shareholders	942	657	1,599	157	479	(2,140)	95	(581)
Total average common equity	12,083	13,932	26,015	4,005	12,091	22,871	64,982	16,916
Return on equity (%)	30.9	18.7	24.4	15.5	15.7	na	0.6	(13.6)

Adjusted (3)

Net income available to common shareholders	942	658	1,600	158	486	(124)	2,120	653
Total average common equity	12,083	13,932	26,015	4,005	12,091	22,871	64,982	16,916
Return on equity (%)	30.9	18.7	24.4	15.6	15.9	na	12.9	15.4

(1)	Return on equity is based on allocated capital. For further information, refer to the How BMO Reports Operating Group Results section.
(2)	U.S. segment reported and adjusted results comprise net income and allocated capital recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(3)	Refer to footnotes (1) to (7) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

 na – not applicable

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective the first quarter of fiscal 2024, our capital allocation rate increased to 11.5% of risk weighted assets, compared with 11.0% in 2023, to reflect increased regulatory capital requirements. Unallocated capital is reported in Corporate Services. Capital allocation methodologies are reviewed at least annually.

Foreign Exchange

	Q1-2024
(Canadian $ in millions, except as noted)	vs. Q1-2023	vs. Q4-2023
Canadian/U.S. dollar exchange rate (average)
Current period	1.3392	1.3392
Prior period	1.3426	1.3648

Effects on U.S. segment reported results

Increased (Decreased) net interest income	(4)	(46)
Increased (Decreased) non-interest revenue	2	(26)
Increased (Decreased) total revenue	(2)	(72)
Decreased (Increased) provision for credit losses	-	3
Decreased (Increased) non-interest expense	5	57
Decreased (Increased) provision for income taxes	(1)	3
Increased (Decreased) net income	2	(9)
Impact on earnings per share ($)	-	(0.01)

Effects on U.S. segment adjusted results

Increased (Decreased) net interest income	(5)	(46)
Increased (Decreased) non-interest revenue	(2)	(26)
Increased (Decreased) total revenue	(7)	(72)
Decreased (Increased) provision for credit losses	-	3
Decreased (Increased) non-interest expense	4	43
Decreased (Increased) provision for income taxes	1	7
Increased (Decreased) net income	(2)	(19)
Impact on earnings per share ($)	-	(0.03)

 Adjusted results in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

12 BMO Financial Group First Quarter Report 2024

The table above indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO’s U.S. segment reported and adjusted results.

The Canadian dollar equivalents of BMO’s U.S. segment results that are denominated in U.S. dollars increased in the first quarter of 2024 relative to both the first quarter of 2023 and the fourth quarter of 2023, due to changes in the Canadian/U.S. dollar exchange rate. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during 2024 and 2023. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses and provisions for (or recoveries of) credit losses and income taxes arise.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2023 Annual Report for a discussion of the impact that changes in foreign exchange rates can have on BMO’s capital position.

Net Income

Q1 2024 vs. Q1 2023

Reported net income was $1,292 million, an increase of $1,159 million from the prior year, and adjusted net income was $1,893 million, a decrease of $265 million or 12%. Reported EPS was $1.73, an increase of $1.59, and adjusted EPS was $2.56, a decrease of $0.50.

Adjusted results in the current quarter and the prior year excluded the following items:

•	Impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment of $313 million ($417 million pre-tax) in the current quarter.

•

A net accounting loss of $136 million ($164 million pre-tax) on the sale of a $9.6 billion (US$7.2 billion) portfolio of recreational vehicle loans related to balance sheet optimization in the current quarter.

•	Acquisition and integration costs of $57 million ($76 million pre-tax) in the current quarter, and $181 million ($239 million pre-tax) in the prior year.

•	Amortization of acquisition-related intangible assets of $84 million ($112 million pre-tax) in the current quarter, and $6 million ($8 million pre-tax) in the prior year.

•

Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, of $11 million ($15 million pre-tax) in the current quarter, and $6 million ($8 million pre-tax) in the prior year.

•

Loss of $1,461 million ($2,011 million pre-tax) in the prior year related to the management of the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill.

•	A one-time tax expense of $371 million in the prior year related to certain tax measures enacted by the Canadian government.

The increase in reported net income reflected the items noted above and was primarily driven by the impact of the loss related to fair value management actions. Adjusted net income decreased, due to higher revenue, more than offset by higher expenses and higher provisions for credit losses. Net income increased in BMO Wealth Management and decreased in our P&C businesses and BMO Capital Markets. Corporate Services net loss decreased on a reported basis, increased on an adjusted basis from the prior year.

Q1 2024 vs. Q4 2023

Reported net income decreased $418 million or 24% from the prior quarter, and adjusted net income decreased $350 million or 16%. Reported EPS decreased $0.46 from the prior quarter, and adjusted EPS decreased $0.37.

Adjusted results in the current quarter excluded the items noted above, and adjusted results in the prior quarter excluded the following items:

•	Acquisition and integration costs of $433 million ($582 million pre-tax).

•	Amortization of acquisition-related intangible assets of $88 million ($119 million pre-tax).

•	Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, of $12 million ($16 million pre-tax).

The decrease in reported net income reflected the impact of the FDIC special assessment and the loss on the sale of a loan portfolio noted above, partially offset by lower acquisition and integration costs. The decrease in adjusted net income primarily reflected lower revenue and higher provisions for credit losses, partially offset by lower expenses. Net income decreased in BMO Wealth Management, BMO Capital Markets and U.S. P&C, while Canadian P&C was relatively unchanged from the prior quarter. Corporate Services recorded a higher net loss on both a reported and an adjusted basis, compared with the prior quarter.

For further information on non-GAAP amounts, measures and ratios in this Net Income section, refer to the Non-GAAP and Other Financial Measures section.

Revenue

Q1 2024 vs. Q1 2023

Effective the first quarter of 2024, the bank adopted IFRS 17, Insurance Contracts (IFRS 17) and retrospectively applied it to fiscal 2023 results. Insurance results are now presented in non-interest revenue under Insurance Service Results and Insurance Investment Results. Insurance service results include insurance revenue, insurance service expenses and reinsurance results. Insurance investment results include net returns on insurance-

BMO Financial Group First Quarter Report 2024 13

related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities. We no longer report insurance claims, commissions and changes in policy benefits as a separate line item in the Consolidated Statement of Income. Fiscal 2023 results may not be fully representative of our future earnings profile, as were not managing our insurance portfolio under the new standard. Refer to the Changes in Accounting Policies section for further details.

Reported revenue was $7,672 million, an increase of $2,573 million or 50% from the prior year, and adjusted revenue was $7,850 million, an increase of $734 million or 10%.

The increase in reported revenue primarily reflected the loss on fair value management actions in the prior year. The increase in adjusted revenue was primarily driven by the inclusion of the Bank of the West and AIR MILES acquisitions, volume growth in Canadian P&C and higher insurance revenue due to market-related impacts from the transition to IFRS, partially offset by lower revenue in Corporate Services and BMO Capital Markets.

Reported net interest income was $4,721 million, an increase of $700 million or 17% from the prior year, and adjusted net interest income was $4,735 million, an increase of $325 million or 7%. The increase in reported results reflected the impact of fair value management actions in the prior year. Net interest income increased in our P&C businesses, partially offset by lower net interest income in Corporate Services and lower trading-related net interest income. Trading-related net interest income was $128 million, a decrease of $157 million from the prior year and was largely offset in non-interest revenue.

BMO’s overall reported net interest margin of 1.57% increased 10 basis points from the prior year. Adjusted net interest margin, excluding trading-related net interest income, and trading and insurance assets was 1.84%, an increase of 3 basis points, primarily due to higher margins in our P&C businesses, partially offset by lower net interest income in Corporate Services.

Reported non-interest revenue was $2,951 million, an increase of $1,873 million from the prior year, and adjusted non-interest revenue was $3,115 million, an increase of $409 million or 15%. The increase in reported results primarily reflected the mark-to-market loss on fair value management actions in the prior year. Adjusted non-interest revenue increased due to higher underwriting and advisory fee revenue, higher insurance investment results from market-related impacts reflecting the transition to IFRS 17, higher trading revenue, and the inclusion of Bank of the West and AIR MILES, partially offset by lower security gains, other than trading.

Q1 2024 vs. Q4 2023

Reported revenue decreased $647 million or 8% from the prior quarter, and adjusted revenue decreased $483 million or 6%. The impact of the weaker U.S. dollar decreased revenue by approximately 1% on both a reported and an adjusted basis.

The decrease in reported revenue included the loss on the sale of a loan portfolio in the current quarter noted above. The decrease in reported and adjusted revenue was primarily due to lower revenue in Corporate Services, lower insurance revenue due to market-related impacts from the transition to IFRS 17, as well as lower revenue in BMO Capital Markets.

Reported net interest income decreased $220 million or 4% from the prior quarter, driven by lower net interest income in Corporate Services and lower trading-related net interest income, partially offset by an increase in Canadian P&C. Trading-related net interest income decreased $85 million from the prior quarter, and was more than offset in non-interest revenue.

BMO’s overall reported net interest margin decreased 10 basis points from the prior quarter. Adjusted net interest margin, excluding trading-related net interest income, and trading and insurance assets, decreased 6 basis points, primarily due to lower net interest income in Corporate Services.

Reported non-interest revenue decreased $427 million or 13% from the prior quarter, and adjusted non-interest revenue decreased $263 million or 8%. The decrease in reported results primarily reflected the loss on the sale of a loan portfolio in the current quarter. Adjusted non-interest revenue decreased primarily due to lower insurance investment results from market-related impacts reflecting the transition to IFRS 17, treasury-related activities in Corporate Services, including market volatility on hedge positions, lower card fee revenue, underwriting and advisory fee revenue, and security gains, other than trading, partially offset by higher trading revenue.

For further information on non-GAAP amounts, measures and ratios, and results presented on a net revenue basis in this Revenue section, refer to the Non-GAAP and Other Financial Measures section.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin (1)

	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
(Canadian $ in millions, except as noted)	Q1-2024	Q4-2023	Q1-2023	Q1-2024	Q4-2023	Q1-2023	Q1-2024	Q4-2023	Q1-2023
Canadian P&C	2,141	2,096	1,959	307,757	303,728	289,564	277	274	268
U.S. P&C	2,058	2,077	1,432	212,354	213,477	143,054	386	386	397
Personal and Commercial Banking (P&C)	4,199	4,173	3,391	520,111	517,205	432,618	321	320	311
All other operating groups and Corporate Services (3)	522	768	630	675,629	659,909	650,005	na	na	na
Total reported	4,721	4,941	4,021	1,195,740	1,177,114	1,082,623	157	167	147
Total adjusted	4,735	4,955	4,410	1,195,740	1,177,114	1,082,623	158	167	162
Trading net interest income, trading and insurance assets	128	213	285	199,919	186,840	176,940	na	na	na
Total reported, excluding trading and insurance	4,593	4,728	3,736	995,821	990,274	905,683	183	189	164
Total adjusted, excluding trading and insurance	4,607	4,742	4,125	995,821	990,274	905,683	184	190	181
U.S. P&C (US$ in millions)	1,537	1,521	1,067	158,570	156,400	106,544	386	386	397

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Operating group revenue is presented on a taxable equivalent basis (teb) in net interest income. For further information, refer to the How BMO Reports Operating Group Results section.
(3)

Average earning assets represents the daily average balance of deposits with central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans, over a one-year period. Average earning assets, excluding trading and insurance assets, exclude trading and insurance earning assets.

 na – not applicable

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

14 BMO Financial Group First Quarter Report 2024

Total Provision for Credit Losses

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank

Q1-2024

Provision for credit losses on impaired loans	238	183	421	3	11	38	473
Provision for (recovery of) credit losses on performing loans	57	107	164	10	(33)	13	154
Total provision for (recovery of) credit losses	295	290	585	13	(22)	51	627

Total PCL-to-average net loans and acceptances (%) (1)	0.37	0.57	0.45	0.12	(0.10)	nm	0.38
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.30	0.36	0.32	0.02	0.06	nm	0.29

Q4-2023

Provision for credit losses on impaired loans	232	143	375	2	11	20	408
Provision for (recovery of) credit losses on performing loans	33	33	66	(1)	(10)	(17)	38
Total provision for credit losses	265	176	441	1	1	3	446

Total PCL-to-average net loans and acceptances (%) (1)	0.34	0.34	0.34	0.01	0.01	nm	0.27
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.29	0.28	0.29	0.02	0.06	nm	0.25

Q1-2023

Provision for (recovery of) credit losses on impaired loans	135	42	177	1	(3)	21	196
Provision for (recovery of) credit losses on performing loans	9	13	22	5	(7)	1	21
Total provision for (recovery of) credit losses	144	55	199	6	(10)	22	217

Total PCL-to-average net loans and acceptances (%) (1)	0.19	0.16	0.18	0.07	(0.05)	nm	0.15
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.18	0.12	0.16	-	(0.02)	nm	0.14

(1)	PCL ratios are presented on an annualized basis.

 nm – not meaningful

Q1 2024 vs. Q1 2023

Total provision for credit losses was $627 million, compared with total provision for credit losses of $217 million in the prior year. Total provision for credit losses as a percentage of average net loans and acceptances ratio was 38 basis points, compared with 15 basis points in the prior year. The provision for credit losses on impaired loans was $473 million, an increase of $277 million from the prior year, due to normalization in credit conditions reflected in higher impaired provisions for consumer loans, credit cards and business and government loans, partially offset by benefits from risk transfer transactions. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 29 basis points, compared with 14 basis points in the prior year. The provision for credit losses on performing loans was $154 million, compared with a provision of $21 million in the prior year. The $154 million provision for credit losses on performing loans in the current quarter was primarily driven by portfolio credit migration and model updates.

Q1 2024 vs. Q4 2023

Total provision for credit losses increased $181 million from the prior quarter. The provision for credit losses on impaired loans increased $65 million from the prior quarter, due to continued normalization in credit conditions reflected in higher impaired provisions for consumer loans and business and government loans, partially offset by benefits from risk transfer transactions. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 29 basis points, compared with 25 basis points in the prior quarter. The provision for credit losses on performing loans was $154 million, compared with a provision of $38 million in the prior quarter.

Impaired Loans

(Canadian $ in millions, except as noted)	Q1-2024	Q4-2023	Q1-2023
GIL, beginning of period	3,960	2,844	1,991
Classified as impaired during the period	1,366	1,766	521
Purchased credit impaired during the period	-	-	-
Transferred to not impaired during the period	(264)	(184)	(140)
Net repayments	(322)	(248)	(185)
Amounts written-off	(381)	(271)	(141)
Recoveries of loans and advances previously written-off	-	-	-
Disposals of loans	(21)	(24)	-
Foreign exchange and other movements	(79)	77	(19)
GIL, end of period	4,259	3,960	2,027
GIL to gross loans and acceptances (%)	0.65	0.59	0.36

Total gross impaired loans and acceptances (GIL) were $4,259 million, an increase from $3,960 million in the prior quarter. The increase in impaired loans was predominantly in business and government lending, with the largest increases in the service and manufacturing industries. GIL as a percentage of gross loans and acceptances increased to 0.65% from 0.59% in the prior quarter.

Loans classified as impaired during the quarter were $1,366 million, a decrease from $1,766 million in the prior quarter, reflecting lower impaired loan formations, primarily in the commercial real estate, manufacturing and service industries.

Factors contributing to the change in GIL are outlined in the table above.

BMO Financial Group First Quarter Report 2024 15

Non-Interest Expense

Q1 2024 vs. Q1 2023

Reported non-interest expense was $5,389 million, an increase of $1,007 million or 23% from the prior year, and adjusted non-interest expense was $4,783 million, an increase of $650 million or 16%.

Reported and adjusted non-interest expense increased, reflecting the impact of Bank of the West and AIR MILES, partially offset by expense management and our focus on operational efficiencies. Reported results included the impact of the U.S. Federal Deposit Insurance Corporation (FDIC) special assessment and higher amortization of acquisition-related intangible assets, partially offset by lower acquisition and integration costs. Reported and adjusted non-interest expense increased across all categories, due to the inclusion of Bank of the West and AIR MILES, partially offset by cost synergies and operational efficiency initiatives, as well as the impact of the consolidation of certain U.S. retirement benefit plans.

Reported efficiency ratio was 70.2%, compared with 85.9% in the prior year, and adjusted efficiency ratio was 60.9%, compared with 58.1%. Reported operating leverage was positive 27.5%, and adjusted operating leverage was negative 5.4%.

Q1 2024 vs. Q4 2023

Reported non-interest expense decreased $290 million or 5% from the prior quarter, and adjusted non-interest expense decreased $193 million or 4%. The impact of the weaker U.S. dollar decreased non-interest expense by approximately 1% on both a reported and an adjusted basis.

Reported results reflected lower acquisition and integration costs, partially offset by the impact of the FDIC special assessment. Reported and adjusted non-interest expense decreased due to expense management and our focus on operational efficiencies, with decreases in computer and equipment costs, premises costs, including the charge related to the consolidation of BMO real estate in the prior quarter, professional fees and advertising and business development expenses, partially offset by higher employee costs, including stock-based compensation and seasonal benefits that are expensed in the first quarter of each year. The realization of Bank of the West cost synergies and enterprise operational efficiency initiatives reduced adjusted expenses by 3%.

For further information on non-GAAP amounts, measures and ratios in this Non-Interest Expense section, refer to the Non-GAAP and Other Financial Measures section.

Provision for Income Taxes

The provision for income taxes was $364 million, a decrease of $3 million from the first quarter of 2023, and a decrease of $120 million from the fourth quarter of 2023. The effective tax rate for the current quarter was 22.0%, compared with 73.5% in the first quarter of 2023, and 22.1% in the fourth quarter of 2023. The change in the reported effective tax rate in the current quarter relative to the first quarter of 2023 was primarily due to a one-time tax expense of $371 million in the prior year.

The adjusted provision for income taxes was $547 million, a decrease of $61 million from the first quarter of 2023, and a decrease of $121 million from the fourth quarter of 2023. The adjusted effective tax rate was 22.4% in the current quarter, compared with 22.0% in the first quarter of 2023, and 23.0% in the fourth quarter of 2023. The change in the adjusted effective tax rate in the current quarter relative to the fourth quarter of 2023 was primarily due to a change in earnings mix.

For further information on non-GAAP amounts, measures and ratios in this Provision for Income Taxes section, refer to the Non-GAAP and Other Financial Measures section.

16 BMO Financial Group First Quarter Report 2024

Balance Sheet (1)

(Canadian $ in millions)	As at January 31, 2024	As at October 31, 2023

Assets

Cash and cash equivalents and interest bearing deposits with banks	78,862	82,043
Securities	348,208	321,545
Securities borrowed or purchased under resale agreements	115,600	115,662
Net loans and acceptances	649,176	664,776
Derivative instruments	28,746	39,976
Other assets	104,170	123,004
Total assets	1,324,762	1,347,006

Liabilities and Equity

Deposits	914,138	910,879
Derivative instruments	38,265	50,193
Securities lent or sold under repurchase agreements	108,379	106,108
Other liabilities	178,485	195,475
Subordinated debt	8,216	8,228
Equity	77,250	76,095
Non-controlling interest in subsidiaries	29	28
Total liabilities and equity	1,324,762	1,347,006

(1)

Effective the first quarter of 2024, we changed our accounting policy for securities transactions from settlement date to trade date, resulting in an increase in other assets and other liabilities due to the earlier recognition of transactions, as well as the reclassification of certain balance sheet items. Fiscal 2023 comparatives have been reclassified to conform with the current period’s methodology. For further information, refer to the Changes in Accounting Policies section.

Total assets were $1,324.8 billion as at January 31, 2024, a decrease of $22.2 billion from October 31, 2023. The impact of the weaker U.S. dollar decreased assets by $22.8 billion, excluding the impact on derivative financial assets.

Cash and cash equivalents and interest bearing deposits with banks decreased $3.2 billion, primarily due to lower balances held with central banks and the impact of the weaker U.S. dollar.

Securities increased $26.7 billion, primarily due to higher levels of client activity in BMO Capital Markets, higher balances in U.S. P&C driven by the sale of a portfolio of recreational vehicle loans and the related purchase of senior securities for purposes of balance sheet optimization, and higher balances in Corporate Services, partially offset by the impact of the weaker U.S. dollar.

Securities borrowed or purchased under resale agreements were relatively unchanged from the prior quarter, with higher levels of client activity in BMO Capital Markets offset by the impact of the weaker U.S. dollar.

Net loans and acceptances decreased $15.6 billion. Business and government loans and acceptances decreased $3.1 billion, with growth in BMO Capital Markets and Canadian P&C more than offset by the impact of the weaker U.S. dollar. Consumer instalment and other personal loans decreased $12.1 billion, driven by lower balances in U.S. P&C, primarily due to the sale of a portfolio of loans noted above, and lower balances in Corporate Services reflecting the exit and wind-down of our Canadian and U.S. indirect retail auto financing business. Residential mortgages decreased $0.7 billion, primarily due to the impact of the weaker U.S. dollar. Credit card balances were relatively unchanged.

Derivative financial assets decreased $11.2 billion, primarily due to a decrease in the value of client-driven trading derivatives in BMO Capital Markets, with decreases in the fair value of foreign exchange, interest rate and commodities contracts, partially offset by an increase in the fair value of equity contracts.

Other assets decreased $18.8 billion, primarily in BMO Capital Markets, due to changes in the balance of unsettled securities transactions.

Liabilities decreased $23.4 billion from October 31, 2023. The impact of the weaker U.S. dollar decreased liabilities by $21.1 billion, excluding the impact on derivative financial liabilities.

Deposits increased $3.3 billion. Customer deposits increased $2.8 billion, reflecting growth across all operating groups, partially offset by the impact of the weaker U.S. dollar. Other deposits increased $0.5 billion, driven by higher balances to fund Global Markets client activity, partially offset by the impact of the weaker U.S. dollar.

Derivative financial liabilities decreased $11.9 billion, largely due to a decrease in the value of client-driven trading derivatives in BMO Capital Markets, with decreases in the fair value of foreign exchange and interest rate contracts, partially offset by increases in the fair value of equity and commodities contracts.

Securities lent or sold under repurchase agreements increased $2.3 billion, due to higher levels of client activity in BMO Capital Markets, partially offset by the impact of the weaker U.S. dollar.

Other liabilities decreased $17.0 billion, driven by changes in the balance of unsettled securities transactions in BMO Capital Markets, lower Federal Home Loan Bank borrowings, lower acceptances and the impact of the weaker U.S. dollar.

Subordinated debt was relatively unchanged from the prior quarter.

Equity increased $1.2 billion from October 31, 2023. Common shares increased $0.5 billion, as a result of shares issued under the dividend reinvestment and share purchase plan. Accumulated other comprehensive income increased $0.5 billion, primarily due to the impact lower interest rates on cash flow hedges, partially offset by the impact of the weaker U.S. dollar on the translation of net foreign operations and losses on remeasurement of own credit risk on financial liabilities designated at fair value. Retained earnings increased $0.2 billion, as a result of net income earned in the quarter, partially offset by dividends and distributions on other equity instruments.

Contractual obligations by year of maturity are outlined in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments table in the Risk Management section.

BMO Financial Group First Quarter Report 2024 17

Capital Management

BMO continues to manage its capital within the framework described in the Enterprise-Wide Capital Management section of BMO’s 2023 Annual Report.

First Quarter 2024 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 12.8% as at January 31, 2024, an increase from 12.5% at the end of the fourth quarter of 2023, primarily due to internal capital generation, common shares issued under the dividend reinvestment and share purchase plan (DRIP), lower source currency risk-weighted assets (RWA) and unrealized gains on fair value through other comprehensive income (OCI) securities, partially offset by the U.S. Federal Deposit Insurance Corporation (FDIC) special assessment.

CET1 Capital was $52.9 billion as at January 31, 2024, unchanged from October 31, 2023, with internal capital generation, common shares issued under the DRIP and unrealized gains on fair value through OCI securities offset by the impact of foreign exchange movements and the FDIC special assessment.

RWA were $414.1 billion as at January 31, 2024, a decrease from $424.2 billion as at October 31, 2023. RWA decreased primarily due to the impact of foreign exchange movements, the sale of a portfolio of recreational vehicle loans, a reduction in asset size and the impact of methodology and model updates, partially offset by higher market and operational risks, and net asset quality changes. The regulatory capital developments effective in the first quarter of fiscal 2024, did not have a significant impact on RWA.

In calculating regulatory capital ratios, there is a requirement to increase total RWA when a capital floor amount calculated under the standardized approaches, multiplied by a capital floor adjustment factor, is higher than a similar calculation using more risk-sensitive internal modelled approaches, where applicable. The capital floor was not operative as at January 31, 2024, unchanged from October 31, 2023.

The bank’s Tier 1 and Total Capital Ratios were 14.4% and 16.6%, respectively, as at January 31, 2024, compared with 14.1% and 16.2%, respectively, as at October 31, 2023, primarily due to the same factors impacting the CET1 Ratio.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. We may manage the impact of foreign exchange movements on our capital ratios, and we did so during the current quarter. Any such activities could also impact our book value and return on equity.

Our Leverage Ratio was 4.2% as at January 31, 2024, unchanged from October 31, 2023.

The bank’s risk-based Total Loss Absorbing Capacity (TLAC) Ratio and TLAC Leverage Ratio were 27.6% and 8.1%, respectively, as at January 31, 2024, compared with 27.0% and 8.1%, respectively, as at October 31, 2023.

Regulatory Capital Developments

The Domestic Stability Buffer (DSB), applicable to domestic systemically important banks (D-SIBs), increased from 3.0% to 3.5% effective November 1, 2023, as announced by the Office of the Superintendent of Financial Institutions (OSFI) in June 2023. On December 8, 2023, OSFI announced the DSB would remain unchanged.

The revised Capital Adequacy Requirements (CAR) Guideline, published by OSFI in October 2023, was effective in the first quarter of fiscal 2024, and includes heightened regulatory capital requirements for mortgages with growing balances where payments are insufficient to cover the interest component.

The domestic implementation of the Basel III Reforms related to market risk and credit valuation adjustment risk, along with an increase in the capital floor adjustment factor from 65.0% to 67.5%, was effective in the first quarter of fiscal 2024.

The Parental Stand-Alone (Solo) TLAC Framework for D-SIBs, published by OSFI on September 12, 2023, was effective in the first quarter of fiscal 2024. We met the minimum requirement of 21.5%.

Effective the first quarter of 2024, the bank adopted IFRS 17, Insurance Contracts (IFRS 17). Upon transition to IFRS 17, we voluntarily changed our accounting policy for the measurement of investment properties under IAS 40, Investment Properties (IAS 40), recorded in insurance-related assets. These changes did not have a material impact on regulatory capital ratios. Refer to the Changes in Accounting Policies section for further details.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2023 Annual Report for a more detailed discussion of regulatory developments.

18 BMO Financial Group First Quarter Report 2024

Regulatory Capital, Leverage and TLAC

Regulatory capital requirements for BMO are determined in accordance with guidelines issued by OSFI, which are based on the Basel III framework developed by the Basel Committee on Banking Supervision (BCBS), and include OSFI’s Capital Adequacy Requirements (CAR) Guideline and the Leverage Requirements (LR) Guideline. TLAC requirements are determined in accordance with OSFI’s TLAC Guideline. For more information refer to the Enterprise-Wide Capital Management section of BMO’s 2023 Annual Report.

OSFI’s capital, leverage and TLAC requirements are summarized in the following table.

(% of risk-weighted assets or leverage exposures)	Minimum capital, leverage and TLAC requirements	Total Pillar 1 Capital buffer (1)	Tier 1 Capital buffer (2)	Domestic stability buffer (3)	Minimum capital, leverage and TLAC requirements including capital buffers	BMO capital, leverage and TLAC ratios as at January 31, 2024
Common Equity Tier 1 Ratio	4.5%	3.5%	na	3.5%	11.5%	12.8%
Tier 1 Capital Ratio	6.0%	3.5%	na	3.5%	13.0%	14.4%
Total Capital Ratio	8.0%	3.5%	na	3.5%	15.0%	16.6%
TLAC Ratio	21.5%	na	na	3.5%	25.0%	27.6%
Leverage Ratio	3.0%	na	0.5%	na	3.5%	4.2%
TLAC Leverage Ratio	6.75%	na	0.5%	na	7.25%	8.1%

(1)

The minimum CET1 Ratio requirement of 4.5% is augmented by the 3.5% Total Pillar 1 Capital buffers, which can absorb losses during periods of stress. Pillar 1 Capital buffers, which will be met with CET1 Capital, include a capital conservation buffer of 2.5%, a Common Equity Tier 1 surcharge for domestic systemically important banks (D-SIBs) of 1.0% and a countercyclical buffer, as prescribed by OSFI (immaterial for the first quarter of 2024). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)	D-SIBs are required to meet a 0.5% Tier 1 Capital buffer requirement for the Leverage and TLAC Leverage Ratios.
(3)

OSFI requires all D-SIBs to hold a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions. In the event of a breach, OSFI would require a remediation plan, and would expect for the plan to be executed in a timely manner. Banks may be required to hold additional buffers that are applicable to capital, leverage and TLAC ratios.

 na – not applicable

Regulatory Capital and TLAC Position

(Canadian $ in millions, except as noted)	Q1-2024	Q4-2023	Q1-2023
Gross common equity (1)	70,292	70,051	67,956
Regulatory adjustments applied to common equity	(17,432)	(17,137)	(4,841)
Common Equity Tier 1 Capital (CET1)	52,860	52,914	63,115
Additional Tier 1 Eligible Capital (2)	6,958	6,958	6,958
Regulatory adjustments applied to Tier 1 Capital	(97)	(87)	(85)
Additional Tier 1 Capital (AT1)	6,861	6,871	6,873
Tier 1 Capital (T1 = CET1 + AT1)	59,721	59,785	69,988
Tier 2 Eligible Capital (3)	8,898	8,984	8,447
Regulatory adjustments applied to Tier 2 Capital	(53)	(51)	(79)
Tier 2 Capital (T2)	8,845	8,933	8,368
Total Capital (TC = T1 + T2)	68,566	68,718	78,356
Other TLAC instruments (4)	45,849	45,773	50,997
Adjustments applied to Other TLAC	(153)	(89)	(116)
Other TLAC available after adjustments	45,696	45,684	50,881
TLAC	114,262	114,402	129,237
Risk-Weighted Assets (5)	414,145	424,197	347,454
Leverage Ratio Exposures	1,406,555	1,413,036	1,181,914
Capital, Leverage and TLAC Ratios (%)
CET1 Ratio	12.8	12.5	18.2
Tier 1 Capital Ratio	14.4	14.1	20.1
Total Capital Ratio	16.6	16.2	22.6
TLAC Ratio	27.6	27.0	37.2
Leverage Ratio	4.2	4.2	5.9
TLAC Leverage Ratio	8.1	8.1	10.9

(1)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 Eligible Capital includes subordinated debentures and may include portion of expected credit loss provisions.
(4)	Other TLAC includes senior unsecured debt subject to the Canadian Bail-In Regime.
(5)

Institutions using one of the internal model-based approaches for credit risk, counterparty credit risk, or market risk are subject to a capital floor requirement that is applied to RWA, as prescribed in OSFI’s CAR Guideline.

BMO Financial Group First Quarter Report 2024 19

Outstanding Shares and Securities Convertible into Common Shares (1)

As at January 31, 2024	Number of shares	Amount (in millions)

Common shares (2)	725,363,211	$23,412

Class B Preferred shares*

Series 27	20,000,000	$500
Series 29	16,000,000	$400
Series 31	12,000,000	$300
Series 33	8,000,000	$200
Series 44	16,000,000	$400
Series 46	14,000,000	$350
Series 50	500,000	$500
Series 52	650,000	$650

Other Equity Instruments*

4.800% Additional Tier 1 Capital Notes		US$500
4.300% Limited Recourse Capital Notes, Series 1 (LRCNs)		$1,250
5.625% Limited Recourse Capital Notes, Series 2 (LRCNs)		$750
7.325% Limited Recourse Capital Notes, Series 3 (LRCNs)		$1,000

Medium-Term Notes*

3.803% Subordinated Notes due 2032		US$1,250
Series J - First Tranche		$1,000
Series J - Second Tranche		$1,250
Series K - First Tranche		$1,000
3.088% Subordinated Notes due 2037		US$1,250
Series L - First Tranche		$750
Series M - First Tranche		$1,150

Stock options

Vested	3,243,150
Non-vested	3,792,283

*

Convertible into common shares. For LRCNs, convertible into common shares by virtue of the recourse to the Preferred Shares Series 48, Preferred Shares Series 49 and Preferred Shares Series 51 for Series 1, Series 2 and Series 3 LRCNs, respectively, issued concurrently with the LRCNs, which currently comprise the limited recourse trust assets.

(1)

Details on the Medium-Term Notes are outlined in Note 15 of the audited consolidated financial statements of BMO’s 2023 Annual Report. Details on share capital and Other Equity Instruments are outlined in Note 5 of the unaudited interim consolidated financial statements and Note 16 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

(2)	Common Shares are net of 68,445 treasury shares.

If an NVCC trigger event were to occur, our NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 4.0 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

Other Capital Developments

During the quarter, we issued $472 million common shares through the DRIP and the exercise of stock options.

Dividends

On February 27, 2024, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.51 per share, unchanged from the prior quarter. The dividend is payable on May 28, 2024 to shareholders of record on April 29, 2024. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the DRIP.

On February 27, 2024, we also announced that commencing with the common share dividend declared for the second quarter of fiscal 2024, and subsequently thereafter until further notice, common shares under the DRIP will be purchased on the open market without a discount.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

This Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

20 BMO Financial Group First Quarter Report 2024

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

BMO reports financial results for its three operating groups, one of which comprises two operating segments, all of which are supported by Corporate Units and Technology and Operations (T&O) within Corporate Services. Operating segment results include allocations from Corporate Services for treasury-related revenue, corporate and T&O costs, and capital.

BMO employs funds transfer pricing and liquidity transfer pricing between corporate treasury and the operating segments in order to assign the appropriate cost and credit to funds for the appropriate pricing of loans and deposits, and to help assess the profitability performance of each line of business. These practices also capture the cost of holding supplemental liquid assets to meet contingent liquidity requirements, as well as facilitating the management of interest rate risk and liquidity risk within our risk appetite framework and regulatory requirements. We review our transfer pricing methodologies at least annually, in order to align with our interest rate, liquidity and funding risk management practices, and update these as appropriate.

The costs of Corporate Units and T&O services are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. Certain expenses, directly incurred to support a specific operating segment, are generally allocated to that operating segment. Other expenses are generally allocated across the operating segments in amounts that are reasonably reflective of the level of support provided to each operating segment. We review our expense allocation methodologies annually, and update these as appropriate.

Periodically, certain lines of business and units within our organizational structure are realigned within an operating group, or transferred between operating groups and Corporate Services to support our strategic priorities. Allocations of revenue, expenses, provisions for income taxes and capital from Corporate Services to the operating groups are updated to better align with these changes.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective fiscal 2024, our capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023, in order to reflect an increase in capital requirements. Unallocated capital is reported in Corporate Services. We review our capital allocation methodologies at least annually.

Effective the first quarter of 2024, the bank adopted IFRS 17, Insurance Contracts (IFRS 17), and retrospectively applied it to fiscal 2023 results and opening retained earnings as at November 1, 2022. Insurance results are now presented in non-interest revenue under Insurance Service Results and Insurance Investment Results. Insurance service results include insurance revenue, insurance service expenses and reinsurance results. Insurance investment results include net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities. We no longer report insurance claims, commissions and changes in policy benefits as a separate line item in the Consolidated Statement of Income.

Upon transition to IFRS 17, we also voluntarily changed our accounting policy for the measurement of investment properties under IAS 40, Investment Properties (IAS 40), recorded in insurance-related assets on our Consolidated Balance Sheet from cost to fair value. This change was applied retrospectively to fiscal 2023 results and opening retained earnings as at November 1, 2022. These changes did not have a material impact on regulatory capital ratios. Refer to the Changes in Accounting Policies section for further details.

Effective the first quarter of 2024, we voluntarily changed our accounting policy for securities transactions from settlement date to trade date. This change was applied retrospectively, as if we always recorded securities transactions on trade date. As a result, there was an increase in other assets and other liabilities due to the earlier recognition of transactions, as well as the reclassification of certain balance sheet items. Fiscal 2023 comparatives have been reclassified to conform with the current period’s methodology.

Effective the first quarter of 2024, the allocation of certain items from Corporate Services to the operating groups was updated to align with the underlying business activity, including transfer pricing methodologies. Comparative results and ratios have been reclassified to conform with the current period’s presentation.

Effective the first quarter of 2024, balances and the associated revenue, expenses and provisions for credit losses related to our Canadian and U.S. indirect retail auto financing business, previously reported in Personal and Commercial Banking, are reported in Corporate Services, reflecting the exit and wind-down of this business unit. Fiscal 2023 comparatives have been reclassified to conform with the current period’s presentation.

We analyze revenue at the consolidated level based on GAAP revenue as reported in the audited annual consolidated financial statements, rather than on a taxable equivalent basis (teb), which is consistent with our Canadian banking peer group. Like many banks, BMO analyzes revenue on a teb basis at the operating segment level. Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt securities to equivalent pre-tax amounts that facilitate comparisons of income from taxable and tax-exempt sources. The offset to the segment teb adjustments is reflected in Corporate Services revenue and provision for (recovery of) income taxes. Beginning January 1, 2024, we did not take the deduction for certain Canadian dividends received in BMO Capital Markets due to proposed legislation, and as a result, we no longer report this revenue on a teb basis. Refer to the Other Regulatory Developments section for further details.

BMO Financial Group First Quarter Report 2024 21

Personal and Commercial Banking (P&C) (1)

(Canadian $ in millions, except as noted)	Q1-2024	Q4-2023	Q1-2023
Net interest income (teb) (2)	4,199	4,173	3,391
Non-interest revenue	1,033	1,111	900
Total revenue (teb) (2)	5,232	5,284	4,291
Provision for credit losses on impaired loans	421	375	177
Provision for (recovery of) credit losses on performing loans	164	66	22
Total provision for credit losses	585	441	199
Non-interest expense	2,676	2,813	1,920
Income before income taxes	1,971	2,030	2,172
Provision for income taxes (teb) (2)	490	517	556
Reported net income	1,481	1,513	1,616
Acquisition and integration costs (3)	1	1	-
Amortization of acquisition-related intangible assets (4)	78	82	1
Adjusted net income	1,560	1,596	1,617
Net income available to common shareholders	1,458	1,487	1,599
Adjusted net income available to common shareholders	1,537	1,570	1,600

(1)	Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Taxable equivalent basis (teb) amounts of $9 million in Q1-2024, $9 million Q4-2023 and $8 million in Q1-2023 were recorded in net interest income, revenue and in provision for income taxes.
(3)	Acquisition and integration costs related to the acquisition of AIR MILES, recorded in non-interest expense.
(4)	Amortization of acquisition-related intangible assets, recorded in non-interest expense.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $1,481 million, a decrease of $135 million or 8% from the prior year, and a decrease of $32 million or 2% from the prior quarter. Adjusted net income was $1,560 million, a decrease of $57 million or 4% from the prior year, and a decrease of $36 million or 2% from the prior quarter. These operating segments are reviewed separately in the sections that follow.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the

Non-GAAP and Other Financial Measures section.

Canadian Personal and Commercial Banking (Canadian P&C) (1)

(Canadian $ in millions, except as noted)	Q1-2024	Q4-2023	Q1-2023
Net interest income	2,141	2,096	1,959
Non-interest revenue	637	700	598
Total revenue	2,778	2,796	2,557
Provision for credit losses on impaired loans	238	232	135
Provision for (recovery of) credit losses on performing loans	57	33	9
Total provision for credit losses	295	265	144
Non-interest expense	1,210	1,260	1,105
Income before income taxes	1,273	1,271	1,308
Provision for income taxes	352	349	357
Reported net income	921	922	951
Acquisition and integration costs (2)	1	1	-
Amortization of acquisition-related intangible assets (3)	3	3	-
Adjusted net income	925	926	951
Adjusted non-interest expense	1,205	1,254	1,105
Net income available to common shareholders	911	912	942
Adjusted net income available to common shareholders	915	916	942
Key Performance Metrics and Drivers
Personal and Business Banking revenue	2,017	2,039	1,792
Commercial Banking revenue	761	757	765
Return on equity (%) (4)	22.8	26.1	30.9
Adjusted return on equity (%) (4)	23.0	26.3	30.9
Operating leverage (%)	(1.0)	(0.2)	(0.7)
Adjusted operating leverage (%)	(0.5)	0.4	(0.7)
Efficiency ratio (%)	43.6	45.0	43.2
PCL on impaired loans to average net loans and acceptances (%)	0.30	0.29	0.18
Net interest margin on average earning assets (%)	2.77	2.74	2.68
Average earning assets	307,757	303,728	289,564
Average gross loans and acceptances	317,335	314,209	301,396
Average deposits	288,837	283,908	261,330

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Acquisition and integration costs related to AIR MILES, recorded in non-interest expense.
(3)	Amortization of acquisition-related intangible assets, recorded in non-interest expense.
(4)

Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

22 BMO Financial Group First Quarter Report 2024

Q1 2024 vs. Q1 2023

Canadian P&C reported net income was $921 million, a decrease of $30 million or 3% from the prior year.

Total revenue was $2,778 million, an increase of $221 million or 9% from the prior year. Net interest income increased $182 million or 9%, due to higher balances and higher net interest margins. Non-interest revenue increased $39 million or 6%, primarily due to the inclusion of AIR MILES, partially offset by lower gains on investments in our commercial business relative to the prior year. Net interest margin of 2.77% increased 9 basis points from the prior year, due to deposits growing faster than loans and higher loan margins, partially offset by lower deposit margins.

Personal and Business Banking revenue increased $225 million or 13%, due to higher net interest income and non-interest revenue. Commercial Banking revenue decreased $4 million, with higher net interest income more than offset by lower non-interest revenue.

Total provision for credit losses was $295 million, an increase of $151 million from the prior year. The provision for credit losses on impaired loans was $238 million, an increase of $103 million, due to higher provisions in both Personal and Business Banking and Commercial Banking. There was a $57 million provision for credit losses on performing loans in the current quarter, primarily in Personal and Business Banking, compared with a $9 million provision in the prior year.

Non-interest expense was $1,210 million, an increase of $105 million or 10% from the prior year, reflecting the inclusion of AIR MILES and higher technology costs.

Average gross loans and acceptances increased $15.9 billion or 5% from the prior year to $317.3 billion. Personal and Business Banking loan balances increased 6%. Commercial Banking loan balances increased 3% and credit card balances increased 20%. Average deposits increased $27.5 billion or 11% to $288.8 billion. Deposits in Personal and Business Banking increased 10% and Commercial Banking increased 12%, reflecting strong growth in term deposits.

Q1 2024 vs. Q4 2023

Reported net income was relatively unchanged from the prior quarter.

Total revenue decreased $18 million or 1% from the prior quarter. Net interest income increased $45 million or 2%, due to higher balances and net interest margins. Non-interest revenue decreased $63 million or 9%, primarily due to lower card-related revenue and lower gains on investments in our commercial business relative to the prior quarter. Net interest margin of 2.77% increased 3 basis points from the prior quarter, primarily due to a change in mix with deposits growing faster than loans, and higher loan margins, partially offset by lower deposit margins.

Personal and Business Banking revenue decreased $22 million or 1%, as higher net interest income was more than offset by lower non-interest revenue. Commercial Banking revenue increased $4 million or 1%, due to higher net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses was $295 million, an increase of $30 million from the prior quarter. The provision for credit losses on impaired loans increased $6 million. There was a $57 million provision for credit losses on performing loans in the current quarter, compared with a $33 million provision in the prior quarter.

Non-interest expense decreased $50 million or 4% from the prior quarter, primarily driven by lower employee-related costs and operational efficiencies.

Average gross loans and acceptances increased $3.1 billion or 1% from the prior quarter. Personal and Business Banking loan balances increased 1%, Commercial Banking loan balances were relatively unchanged and credit card balances increased 6%. Average deposits increased $4.9 billion or 2% from the prior quarter. Personal and Business Banking deposits increased 2% and Commercial Banking deposits were relatively unchanged.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group First Quarter Report 2024 23

U.S. Personal and Commercial Banking (U.S. P&C) (1)

(Canadian $ in millions, except as noted)	Q1-2024	Q4-2023	Q1-2023
Net interest income (teb) (2)	2,058	2,077	1,432
Non-interest revenue	396	411	302
Total revenue (teb) (2)	2,454	2,488	1,734
Provision for credit losses on impaired loans	183	143	42
Provision for (recovery of) credit losses on performing loans	107	33	13
Total provision for credit losses	290	176	55
Non-interest expense	1,466	1,553	815
Income before income taxes	698	759	864
Provision for income taxes (teb) (2)	138	168	199
Reported net income	560	591	665
Amortization of acquisition-related intangible assets (3)	75	79	1
Adjusted net income	635	670	666
Adjusted non-interest expense	1,366	1,447	813
Net income available to common shareholders	547	575	657
Adjusted net income available to common shareholders	622	654	658
Average earning assets	212,354	213,477	143,054
Average gross loans and acceptances	203,644	208,468	137,547
Average net loans and acceptances	201,874	206,432	136,659
Average deposits	215,160	215,670	148,532

(US$ equivalent in millions)
Net interest income (teb) (2)	1,537	1,521	1,067
Non-interest revenue	296	301	225
Total revenue (teb) (2)	1,833	1,822	1,292
Provision for credit losses on impaired loans	137	106	31
Provision for (recovery of) credit losses on performing loans	80	23	10
Total provision for (recovery of) credit losses	217	129	41
Non-interest expense	1,094	1,138	607
Income before income taxes	522	555	644
Provision for income taxes (teb) (2)	103	122	149
Reported net income	419	433	495
Amortization of acquisition-related intangible assets (3)	56	57	1
Adjusted net income	475	490	496
Adjusted non-interest expense	1,019	1,062	606
Net income available to common shareholders	409	421	489
Adjusted net income available to common shareholders	465	481	490

Key Performance Metrics (US$ basis)
Personal and Business Banking revenue	717	721	396
Commercial Banking revenue	1,116	1,101	896
Return on equity (%) (4)	6.5	7.1	18.7
Adjusted return on equity (%) (4)	7.4	8.1	18.7
Operating leverage (%)	(38.4)	(43.1)	2.2
Adjusted operating leverage (%)	(26.4)	(30.6)	2.1
Efficiency ratio (%)	59.7	62.4	47.0
Adjusted efficiency ratio (%)	55.6	58.2	46.9
Net interest margin on average earning assets (%)	3.86	3.86	3.97
PCL on impaired loans to average net loans and acceptances (%)	0.36	0.28	0.12
Average earning assets	158,570	156,400	106,544
Average gross loans and acceptances	152,051	152,727	102,441
Average deposits	160,674	158,012	110,628

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Taxable equivalent basis (teb) amounts of $9 million in both Q1-2024 and Q4-2023, and $8 million in Q1-2023 were recorded in net interest income revenue and provision for income taxes, and were reflected in the ratios. On a source currency basis, teb amounts were US$7 million in both Q1-2024 and Q4-2023, and US$6 million in Q1-2023.

(3)

Amortization of acquisition-related intangible assets, recorded in non-interest expense. On a source currency basis, pre-tax amounts were US$75 million in Q1-2024, US$76 million in Q4-2023 and US$1 million in Q1-2023.

(4)

Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

24 BMO Financial Group First Quarter Report 2024

Q1 2024 vs. Q1 2023

U.S. P&C reported net income was $560 million, a decrease of $105 million from the prior year. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $419 million, a decrease of $76 million or 16% from the prior year.

Total revenue was $1,833 million, an increase of $541 million or 42% from the prior year, reflecting the inclusion of Bank of the West. Net interest income increased $470 million or 44%, due to higher balances, partially offset by lower net interest margins. Non-interest revenue increased $71 million or 32%, reflecting higher deposit and card fee revenue. Net interest margin of 3.86% decreased 11 basis points, primarily due to lower deposit and loan margins, partially offset by a favourable change in balance sheet mix.

Personal and Business Banking revenue increased $321 million or 81% and Commercial Banking revenue increased $220 million or 25%, both due to the inclusion of Bank of the West.

Total provision for credit losses was $217 million, an increase of $176 million from the prior year. The provision for credit losses on impaired loans was $137 million, an increase of $106 million, due to higher provisions in both Personal and Business Banking and Commercial Banking. There was an $80 million provision for credit losses on performing loans in the current quarter, primarily in Personal and Business Banking, compared with a $10 million provision in the prior year.

Non-interest expense was $1,094 million, an increase of $487 million or 80% from the prior year, primarily reflecting the impact of Bank of the West, net of realized cost synergies, partially offset by expense management and our focus on operational efficiencies.

Average gross loans and acceptances increased $49.6 billion or 48% from the prior year to $152.1 billion, due to the inclusion of Bank of the West. Commercial Banking loan balances increased $25.5 billion. Personal and Business Banking loan balances increased $24.1 billion. Average total deposits increased $50.0 billion or 45% to $160.7 billion, due to the inclusion of Bank of the West. Personal and Business Banking deposits increased $32.3 billion and Commercial Banking balances increased $17.7 billion.

Q1 2024 vs. Q4 2023

Reported net income decreased $31 million or 5% from the prior quarter. The impact of the weaker U.S. dollar decreased both revenue and expenses by 2%, and net income by 2%. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income decreased $14 million or 3% from the prior quarter.

Total revenue increased $11 million or 1% from the prior quarter. Net interest income increased $16 million or 1%, primarily due to higher deposit balances, partially offset by a Bank of the West conversion adjustment in the prior quarter. Non-interest revenue decreased $5 million or 2%, primarily due to lower deposit and advisory fee revenue. Net interest margin of 3.86% was unchanged from the prior quarter, driven by lower deposit margins as customers migrate to higher cost deposits, offset by a favourable change in balance sheet mix as deposits have grown faster than loans.

Personal and Business Banking revenue decreased $4 million, primarily due to lower non-interest revenue. Commercial Banking revenue increased $15 million or 1%, due to higher net interest income.

Total provision for credit losses increased $88 million from the prior quarter. The provision for credit losses on impaired loans increased $31 million, due to higher provisions in both Personal and Business Banking and Commercial Banking. There was an $80 million provision for credit losses on performing loans in the current quarter, compared with a $23 million provision in the prior quarter.

Non-interest expense decreased $44 million or 4% from the prior quarter, primarily due to expense management and our focus on operational efficiencies.

Average gross loans and acceptances decreased $0.7 billion from the prior quarter. Personal and Business Banking loan balances decreased, primarily due to the sale of a portfolio of recreational vehicle loans related to balance sheet optimization, which reduced average balances by $3.5 billion. Commercial Banking loan balances increased 2%. Average total deposits increased $2.7 billion or 2% from the prior quarter, primarily due to a 3% increase in Personal and Business Banking deposits. Commercial Banking deposits were relatively unchanged.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group First Quarter Report 2024 25

BMO Wealth Management (1)

(Canadian $ in millions, except as noted)	Q1-2024	Q4-2023	Q1-2023
Net interest income	325	353	306
Non-interest revenue (2)	1,003	1,112	822
Total revenue (2)	1,328	1,465	1,128
Provision for credit losses on impaired loans	3	2	1
Provision for (recovery of) credit losses on performing loans	10	(1)	5
Total provision for (recovery of) credit losses	13	1	6
Non-interest expense	997	990	924
Income before income taxes	318	474	198
Provision for income taxes	78	123	39
Reported net income	240	351	159
Amortization of acquisition-related intangible assets (3)	1	1	1
Adjusted net income	241	352	160
Adjusted non-interest expense	996	988	923
Net income available to common shareholders	238	349	157
Adjusted net income available to common shareholders	239	350	158

Key Performance Metrics
Wealth and Asset Management reported net income	187	202	202
Wealth and Asset Management adjusted net income	188	203	203
Insurance reported net income (loss)	53	149	(43)
Return on equity (%) (4)	20.3	28.8	15.5
Adjusted return on equity (%) (4)	20.4	28.9	15.6
Reported efficiency ratio (%)	75.0	67.7	82.0
Adjusted efficiency ratio (%) (5)	74.9	67.5	81.9
Operating leverage (%)	10.0	48.2	(21.4)
Adjusted operating leverage (%) (5)	10.0	3.3	(16.4)
PCL on impaired loans to average net loans and acceptances (%)	0.02	0.02	-
Average assets	62,524	62,009	54,684
Average gross loans and acceptances	41,822	42,643	36,183
Average deposits	60,083	61,349	56,460
Assets under administration (6)	331,615	416,352	416,745
Assets under management	360,325	332,947	321,540

U.S. Business Select Financial Data (US$ in millions)
Total revenue	195	202	141
Non-interest expense	151	160	113
Reported net income	29	31	20
Adjusted non-interest expense	150	158	112
Adjusted net income	30	33	21
Average gross loans and acceptances	10,272	10,765	6,476
Average deposits	11,556	12,824	6,759

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Effective the first quarter of 2024, the bank adopted IFRS 17, Insurance Contracts (IFRS 17), and retrospectively applied it to fiscal 2023 results. For further information, refer to the Changes in Accounting Policies section.

(3)	Amortization of acquisition-related intangible assets, recorded in non-interest expense.
(4)

Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.

(5)

Prior to November 1, 2022, we presented adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective application of IFRS 17. For periods prior to November 1, 2022, operating leverage was calculated based on revenue, net of CCPB. Revenue, net of CCPB, was $1,321 million in Q1-2022 and $1,295 million in Q4-2022. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts. For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section of the 2023 Annual MD&A.

(6)	Certain assets under management that are also administered by the bank are included in assets under administration.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q1 2024 vs. Q1 2023

BMO Wealth Management reported net income was $240 million, an increase of $81 million or 52% from the prior year. Wealth and Asset Management reported net income was $187 million, a decrease of $15 million or 7%, and Insurance net income was $53 million, compared with a loss of $43 million in the prior year. During the quarter, we exited our Institutional Trust Services operations in the United States, which comprised low-yielding assets under administration, as part of our business optimization strategy. This reduced our assets under administration, with an immaterial financial impact.

Total revenue was $1,328 million, an increase of $200 million or 18%. Revenue in Wealth and Asset Management was $1,247 million, an increase of $67 million or 6%, primarily due to the inclusion of Bank of the West and growth in client assets, partially offset by lower deposit balances and net interest margins. Insurance revenue was $81 million, an increase of $133 million from the prior year, primarily due to market-related impacts reflecting the transition to IFRS 17.

Total provision for credit losses was $13 million, compared with $6 million in the prior year. The provision for credit losses on impaired loans increased $2 million and provision for credit losses on performing loans increased $5 million from the prior year.

Non-interest expense was $997 million, an increase of $73 million or 8%, primarily due to higher employee-related costs, including the impact of Bank of the West.

Assets under management increased $38.8 billion or 12% from the prior year to $360.3 billion, driven by stronger global markets and higher net client assets, including the impact of Bank of the West. Assets under administration decreased $85.1 billion or 20% to $331.6 billion, primarily due to

26 BMO Financial Group First Quarter Report 2024

the exit of our Institutional Trust Services operations noted above, partially offset by stronger global markets and the inclusion of Bank of the West. Average gross loans increased 16% and average deposits increased 6%, primarily due to the inclusion of Bank of the West.

Q1 2024 vs. Q4 2023

Reported net income decreased $111 million or 31% from the prior quarter. Wealth and Asset Management reported net income decreased $15 million or 7%, and Insurance net income decreased $96 million or 64%.

Total revenue decreased $137 million or 9% from the prior quarter. Wealth and Asset Management revenue was relatively unchanged as growth in client assets was offset by lower net interest income. Insurance revenue decreased $137 million or 63%, primarily due to market-related impacts reflecting the transition to IFRS 17.

Total provision for credit losses increased $12 million from the prior quarter. The provision for credit losses on impaired loans increased $1 million and provision for credit losses on performing loans increased $11 million from the prior quarter.

Non-interest expense increased $7 million or 1%, primarily due to higher stock-based compensation for employees eligible to retire that are expensed in the first quarter of each year, partially offset by lower technology and advertising costs.

Assets under management increased $27.4 billion or 8% from the prior quarter, reflecting stronger global markets and higher net client assets, partly offset by unfavourable foreign exchange movements. Assets under administration decreased $84.7 billion or 20%, primarily due to the exit of our Institutional Trust Services operations and unfavourable foreign exchange movements, partially offset by stronger global markets. Average gross loans and average deposits both decreased by 2%.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the

Non-GAAP and Other Financial Measures section.

BMO Capital Markets (1)

(Canadian $ in millions, except as noted)	Q1-2024	Q4-2023	Q1-2023
Net interest income (teb) (2)	505	630	701
Non-interest revenue	1,084	1,021	998
Total revenue (teb) (2)	1,589	1,651	1,699
Provision for (recovery of) credit losses on impaired loans	11	11	(3)
Provision for (recovery of) credit losses on performing loans	(33)	(10)	(7)
Total provision for (recovery of) credit losses	(22)	1	(10)
Non-interest expense	1,116	1,052	1,091
Income before income taxes	495	598	618
Provision for income taxes (teb) (2)	102	126	130
Reported net income	393	472	488
Acquisition and integration costs (3)	10	(2)	3
Amortization of acquisition-related intangible assets (4)	5	5	4
Adjusted net income	408	475	495
Adjusted non-interest expense	1,095	1,048	1,082
Net income available to common shareholders	384	464	479
Adjusted net income available to common shareholders	399	467	486

Key Performance Metrics
Global Markets revenue	952	945	1,093
Investment and Corporate Banking revenue	637	706	606
Return on equity (%) (5)	11.6	15.2	15.7
Adjusted return on equity (%) (5)	12.0	15.3	15.9
Operating leverage (teb) (%)	(8.8)	10.2	(16.5)
Adjusted operating leverage (teb) (%)	(7.7)	9.8	(16.6)
Efficiency ratio (teb) (%)	70.2	63.7	64.2
Adjusted efficiency ratio (teb) (%)	69.0	63.5	63.7
PCL on impaired loans to average net loans and acceptances (%)	0.06	0.06	(0.02)
Average assets	438,202	474,559	463,917
Average gross loans and acceptances	82,245	80,497	74,724

U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb) (2)	590	578	512
Non-interest expense	429	411	402
Reported net income	131	118	97
Adjusted non-interest expense	419	410	398
Adjusted net income	138	118	100
Average assets	141,735	163,326	152,436
Average gross loans and acceptances	31,516	30,196	28,110

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Beginning January 1, 2024, we did not take the deduction for certain Canadian dividends due to proposed legislation, and as a result, we no longer report this revenue on a taxable equivalent basis (teb). For further information, refer to the Other Regulatory Developments section. Taxable equivalent amounts of $19 million in Q1-2024, $86 million in Q4-2023 and $70 million in Q1-2023 were recorded in net interest income, revenue and provision for income taxes, and were reflected in the ratios. For our U.S. businesses, teb amounts were US$nil in Q1-2024, Q4-2023 and Q1-2023.

(3)	Clearpool and Radicle pre-tax acquisition and integration costs, recorded in non-interest expense.
(4)	Amortization of acquisition-related intangible assets, recorded in non-interest expense.
(5)

Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group First Quarter Report 2024 27

Q1 2024 vs. Q1 2023

BMO Capital Markets reported net income was $393 million, a decrease of $95 million or 19% from the prior year.

Total revenue was $1,589 million, a decrease of $110 million or 6% from the prior year. Global Markets revenue decreased $141 million or 13% reflecting lower trading revenue, including the impact of the proposed elimination of the tax deductibility of certain Canadian dividends, beginning January 1, 2024. Investment and Corporate Banking revenue increased $31 million or 5%, due to higher underwriting and advisory revenue from debt issuances and advisory activity, partially offset by lower net securities gains.

Total recovery of provision for credit losses was $22 million, compared with a recovery of $10 million in the prior year. The provision for credit losses on impaired loans was $11 million, compared with a recovery of $3 million in the prior year. There was a recovery of $33 million for credit losses on performing loans, compared with a recovery of $7 million in the prior year.

Non-interest expense was $1,116 million, an increase of $25 million or 2% from the prior year, driven by higher technology costs, partially offset by lower employee-related costs.

Average gross loans and acceptances of $82.2 billion increased $7.5 billion or 10% from the prior year, due to higher lending activity across loan portfolios.

Q1 2024 vs. Q4 2023

Reported net income decreased $79 million or 17% from the prior quarter.

Total revenue decreased $62 million or 4% from the prior quarter. Global Markets revenue was relatively unchanged, with higher interest rate trading revenue and higher underwriting and advisory fee revenue offset by lower equities trading revenue, including the impact of the proposed elimination of the tax deductibility of certain Canadian dividends. Investment and Corporate Banking revenue decreased $69 million or 10%, due to lower advisory revenue and lower net securities gains, partially offset by higher corporate banking-related revenue.

Total recovery of provision for credit losses was $22 million, compared with a provision of $1 million in the prior quarter. The provision for credit losses on impaired loans was $11 million, unchanged from the prior quarter. There was a recovery of $33 million for credit losses on performing loans in the current quarter, compared with a recovery of $10 million in the prior quarter.

Non-interest expense increased $64 million or 6% from the prior quarter, primarily due to higher employee-related costs, including the impact of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year, partially offset by lower performance-based compensation.

Average gross loans and acceptances increased $1.7 billion or 2% from the prior quarter.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

Corporate Services (1) (2) (3)

(Canadian $ in millions, except as noted)	Q1-2024	Q4-2023	Q1-2023
Net interest income before group teb offset	(280)	(120)	(299)
Group teb offset	(28)	(95)	(78)
Net interest income (teb)	(308)	(215)	(377)
Non-interest revenue	(169)	134	(1,642)
Total revenue (teb)	(477)	(81)	(2,019)
Provision for credit losses on impaired loans	38	20	21
Provision for (recovery of) credit losses on performing loans	13	(17)	1
Total provision for credit losses	51	3	22
Non-interest expense	600	824	447
Income (loss) before income taxes	(1,128)	(908)	(2,488)
Provision for (recovery of) income taxes (teb)	(306)	(282)	(358)
Reported net income (loss)	(822)	(626)	(2,130)
Acquisition and integration costs (4)	46	434	178
Management of fair value changes on the purchase of Bank of the West (5)	-	-	1,461
Legal provision (including related interest expense and legal fees) (6)	11	12	6
Impact of Canadian tax measures (7)	-	-	371
Impact of loan portfolio sale (8)	136	-	-
FDIC special assessment (9)	313	-	-
Adjusted net loss	(316)	(180)	(114)
Adjusted total revenue (teb) (10)	(299)	(67)	(2)
Adjusted total provision for (recovery of) credit losses	51	3	22
Adjusted non-interest expense	121	239	210
Net income (loss) available to common shareholders	(830)	(722)	(2,140)
Adjusted net loss available to common shareholders	(324)	(276)	(124)

U.S. Business Select Financial Data (US$ in millions)

Total revenue	(106)	193	(1,399)
Total provision for (recovery of) credit losses	19	(2)	4
Non-interest expense	405	499	236
Provision for (recovery of) income taxes (teb)	(135)	(86)	(454)
Reported net income (loss)	(395)	(218)	(1,185)
Adjusted total revenue	26	203	111
Adjusted total (recovery of) provision for credit losses	19	(2)	4
Adjusted non-interest expense	51	69	60
Adjusted net income (loss)	(20)	109	44

(1)	Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

28 BMO Financial Group First Quarter Report 2024

(2)

Due to the increase in the bank’s investments in Low Income Housing Tax Credit (LIHTC) entities following our acquisition of Bank of the West, we have updated our accounting policy related to the presentation of returns from these investments in the consolidated statement of income, effective the fourth quarter of 2023. As a result, amounts previously recorded in non-interest expense and provision for income taxes are both recorded in non-interest revenue. Fiscal 2023 comparatives have been reclassified to conform with the current period’s methodology.

(3)

Effective the first quarter of 2024, balances and the associated revenue, expenses and provisions for credit losses related to our Canadian and U.S. indirect retail auto financing business, previously reported in Personal and Commercial Banking, are reported in Corporate Services, reflecting the exit and wind-down of this business unit. Fiscal 2023 comparatives have been reclassified to conform with the current period’s methodology.

(4)	Reported net loss included acquisition and integration costs related to the acquisition of Bank of the West, recorded in non-interest expense.
(5)

Reported net loss included revenue (losses) related to the acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill: Q1-2023 included a loss of $1,461 million ($2,011 million pre-tax), comprising $1,628 million of pre-tax mark-to-market losses on certain interest rate swaps recorded in non-interest trading revenue and $383 million of pre-tax losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income.

(6)

Reported net loss included the impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank: Q1-2024 included $11 million ($15 million pre-tax), comprising interest expense of $14 million and non-interest expense of $1 million; Q4-2023 included $12 million ($16 million pre-tax), comprising interest expense of $14 million and non-interest expense of $2 million; and Q1-2023 included $6 million ($8 million pre-tax), comprising interest expense of $6 million and non-interest expense of $2 million. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

(7)	Reported net loss in Q1-2023 included a one-time tax expense related to certain tax measures enacted by the Canadian government.
(8)	Reported net income in Q1-2024 included a net accounting loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization, recorded in non-interest revenue.
(9)	Reported net loss in Q1-2024 included the impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment, recorded in non-interest expense.
(10)

Beginning January 1, 2024, we did not take the deduction for certain Canadian dividends received in BMO Capital Markets due to proposed legislation, and as a result, we no longer report this revenue on a teb basis. Group teb offset amounts for our U.S. businesses were US$7 million in both Q1-2024 and Q4-2023, and US$6 million in Q1-2023 recorded in revenue and provision for (recovery of) income taxes. For further information, refer to the Other Regulatory Developments section.

 Adjusted results exclude the impact of the items described in footnotes (4) to (9).

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q1 2024 vs. Q1 2023

Corporate Services reported net loss was $822 million, compared with reported net loss of $2,130 million in the prior year, and adjusted net loss was $316 million, compared with adjusted net loss of $114 million. Reported results in the current quarter included the impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment charge of $313 million ($417 million pre-tax) and a net accounting loss of $136 million ($164 million pre-tax) related to the sale of a portfolio of recreational vehicle loans related to balance sheet optimization. Reported results in the prior year included a loss from the impact of fair value management actions related to the acquisition of Bank of the West of $1,461 million ($2,011 million pre-tax), as well as a one-time tax expense of $371 million. Reported net loss in both the current and prior year included acquisition and integration costs related to Bank of the West.

The lower reported net loss reflected the items noted above. Adjusted net loss, which excluded these items, was driven by lower revenue and a higher provision for credit losses, partially offset by lower expenses. Adjusted revenue decreased due to higher earnings on the investment of unallocated capital in the prior year, in advance of the close of the Bank of the West acquisition, and the impact of treasury-related activities. Total provision for credit losses was $51 million, compared with $22 million in the prior year. The provision for credit losses on impaired loans increased $17 million, due to higher loan losses in our indirect retail auto financing business. The provision for credit losses on performing loans increased $12 million from the prior year. Adjusted expenses were lower, primarily due to lower employee-related costs, including the impact of the consolidation of certain U.S. retirement benefit plans.

Q1 2024 vs. Q4 2023

Reported net loss was $822 million, compared with reported net loss of $626 million in the prior quarter, and adjusted net loss was $316 million, compared with $180 million.

On a reported basis, net loss increased due to the FDIC special assessment and the loss on the sale of loans noted above, partially offset by lower acquisition and integration costs related to Bank of the West.

Adjusted net loss excluded the above items and was driven by lower revenue and a higher provision for credit losses, partially offset by lower expenses and the impact of a less favourable tax rate in the prior quarter. Adjusted revenue decreased primarily due to treasury-related activities, including market volatility on hedge positions, lower net accretion of purchase accounting fair value marks and lower net securities gains. Total provision for credit losses increased $48 million from the prior quarter. The provision for credit losses on impaired loans increased $18 million, due to higher loan losses in our indirect retail auto financing business. The provision for credit losses on performing loans increased $30 million from the prior quarter. Adjusted expenses decreased primarily due to lower technology and real estate costs, including the charge related to the consolidation of BMO real estate in the prior quarter, partially offset by the seasonal impact of employee benefits.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group First Quarter Report 2024 29

Summary Quarterly Earnings Trends (1)

(Canadian $ in millions, except as noted)	Q1-2024	Q4-2023	Q3-2023	Q2-2023	Q1-2023	Q4-2022	Q3-2022	Q2-2022
Revenue (2)	7,672	8,319	8,052	7,789	5,099	10,570	6,099	9,318
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	-	-	-	-	-	(369)	413	(808)
Revenue, net of CCPB (2) (3)	7,672	8,319	8,052	7,789	5,099	10,939	5,686	10,126
Provision for credit losses on impaired loans	473	408	333	243	196	192	104	120
Provision for (recovery of) credit losses on performing loans	154	38	159	780	21	34	32	(70)
Total provision for credit losses	627	446	492	1,023	217	226	136	50
Non-interest expense	5,389	5,679	5,572	5,501	4,382	4,776	3,859	3,713
Income before income taxes	1,656	2,194	1,988	1,265	500	5,937	1,691	6,363
Provision for income taxes	364	484	423	236	367	1,454	326	1,607
Reported net income	1,292	1,710	1,565	1,029	133	4,483	1,365	4,756
Initial provision for credit losses on purchased performing loans (4)	-	-	-	517	-	-	-	-
Acquisition and integration costs (5)	57	433	370	549	181	145	62	28
Amortization of acquisition-related intangible assets (6)	84	88	85	85	6	6	5	6
Impact of divestitures (5)	-	-	-	-	-	(8)	6	9
Management of fair value changes on the purchase of Bank of the West (8)	-	-	-	-	1,461	(3,336)	694	(2,612)
Legal Provision (10)	11	12	(3)	6	6	846	-	-
Impact of Canadian tax measures (11)	-	-	131	-	371	-	-	-
Impact of loan portfolio sale (12)	136	-	-	-	-	-	-	-
FDIC special assessment (13)	313	-	-	-	-	-	-	-
Adjusted net income	1,893	2,243	2,148	2,186	2,158	2,136	2,132	2,187

Operating group reported net income

Canadian P&C reported net income (13)	921	922	881	819	951	909	951	896
Acquisition and integration costs (5)	1	1	6	2	-	-	-	-
Amortization of acquisition-related intangible assets (6)	3	3	2	1	-	-	-	1
Canadian P&C adjusted net income (13)	925	926	889	822	951	909	951	897
U.S. P&C reported net income (13)	560	591	502	731	665	631	545	561
Amortization of acquisition-related intangible assets (6)	75	79	77	77	1	2	1	1
U.S. P&C adjusted net income (13)	635	670	579	808	666	633	546	562
BMO Wealth Management reported net income (2) (3)	240	351	396	240	159	294	320	312
Amortization of acquisition-related intangible assets (6)	1	1	1	1	1	-	1	1
BMO Wealth Management adjusted net income (2) (3)	241	352	397	241	160	294	321	313
BMO Capital Markets reported net income	393	472	295	370	488	343	253	438
Acquisition and integration costs (5)	10	(2)	1	2	3	2	1	2
Amortization of acquisition-related intangible assets (6)	5	5	5	6	4	4	3	3
BMO Capital Markets adjusted net income	408	475	301	378	495	349	257	443
Corporate Services reported net income (loss) (13)	(822)	(626)	(509)	(1,131)	(2,130)	2,306	(704)	2,549
Initial provision for credit losses on purchased performing loans (4)	-	-	-	517	-	-	-	-
Acquisition and integration costs (5)	46	434	363	545	178	143	61	26
Impact of divestitures (7)	-	-	-	-	-	(8)	6	9
Management of fair value changes on the purchase of Bank of the West (8)	-	-	-	-	1,461	(3,336)	694	(2,612)
Legal Provision (9)	11	12	(3)	6	6	846	-	-
Impact of Canadian tax measures (10)	-	-	131	-	371	-	-	-
Impact of loan portfolio sale (11)	136	-	-	-	-	-	-	-
FDIC special assessment (12)	313	-	-	-	-	-	-	-
Corporate Services adjusted net income (loss) (13)	(316)	(180)	(18)	(63)	(114)	(49)	57	(28)
Basic earnings per share ($)	1.73	2.19	2.13	1.27	0.14	6.52	1.96	7.15
Diluted earnings per share ($)	1.73	2.19	2.12	1.26	0.14	6.51	1.95	7.13
Adjusted diluted earnings per share ($)	2.56	2.93	2.94	2.89	3.06	3.04	3.09	3.23

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the Non-GAAP and Other Financial Measures section, and for details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

Effective the first quarter of 2024, the bank adopted IFRS 17, Insurance Contracts (IFRS 17), recognizing the cumulative effect of adoption in opening retained earnings and applied it retrospectively to fiscal 2023 results. For further information, refer to the Changes in Accounting Policies section.

(3)

Prior to November 1, 2022, we presented adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective application of IFRS 17. Revenue, net of CCPB, was $7,642 million in Q1-2022 and $10,939 million in Q4-2022. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts. For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section of the 2023 Annual MD&A.

(4)	Reported net income in Q2-2023 included a provision for credit losses on the acquired Bank of the West performing loan portfolio, recorded in Corporate Services.
(5)

Reported net income included acquisition and integration costs recorded in non-interest expense, with costs related to the acquisition of Bank of the West recorded in Corporate Services, costs related to Radicle and Clearpool recorded in BMO Capital Markets, and costs related to the acquisition of AIR MILES recorded in Canadian P&C.

(6)

Reported net income included amortization of acquisition-related intangible assets recorded in non-interest expense in the related operating group. Total amortization of acquisition-related intangible assets recorded were $84 million in Q1-2024, $88 million in Q4-2023, $85 million in both Q3-2023 and Q2-2023, $6 million in both Q1-2023 and Q4-2022, $5 million in Q3-2022 and $6 million Q2-2022.

(7)	Reported net income in fiscal 2022 included the impact of divestitures related to the sale of our EMEA and U.S. Asset Management businesses, recorded in Corporate Services.
(8)

Reported net income included revenue (losses) related to the acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill, recorded in Corporate Services.

(9)

Reported net income included the impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in Corporate Services. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

(10)

Reported net income included the impact of certain tax measures enacted by the Canadian government. Q3-2023 included a charge related to the amended GST/HST definition for financial services and Q1-2023 included a one-time tax expense comprising a Canada Recovery Dividend (CRD) and the pro-rated fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement. These amounts were recorded in Corporate Services.

(11)	Reported net income in Q1-2024 included a net accounting loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization, recorded in Corporate Services.
(12)	Reported net income in Q1-2024 included the impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment, recorded in non-interest expense in Corporate Services.
(13)

Effective the first quarter of 2024, balances and the associated revenue, expenses and provisions for credit losses related to our Canadian and U.S. indirect retail auto financing business, previously reported in Personal and Commercial Banking, are reported in Corporate Services, reflecting the exit and wind-down of this business unit. Fiscal 2023 comparatives have been reclassified to conform with the current period’s methodology.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

30 BMO Financial Group First Quarter Report 2024

Earnings in certain quarters are impacted by seasonal factors, such as higher employee expenses related to higher employee benefits and stock-based compensation for employees eligible to retire that are recorded in the first quarter of each year, as well as the impact of fewer days in the second quarter relative to other quarters. Quarterly earnings are also impacted by foreign currency translation. The table above outlines summary results for the second quarter of 2022 through the first quarter of 2024.

On February 1, 2023, we completed the acquisition of Bank of the West, which contributed to the increase in revenue, expenses and provision for credit losses beginning in the second quarter of 2023, with operating results primarily recorded in our U.S. P&C and BMO Wealth Management businesses. In addition, we completed the acquisition of AIR MILES Reward Program (AIR MILES) on June 1, 2023, which contributed to the increase in revenue and expenses in our Canadian P&C business beginning in the third quarter of 2023.

Financial performance benefitted from the strength and diversification of our businesses. Results were impacted by a higher interest rate environment resulting in an increase in net interest income, while uncertain economic conditions resulted in lower levels of client activity in our market-sensitive businesses, slowing loan demand, as well as higher provisions for credit losses.

A number of items impacted reported results in certain quarters. The first quarter of 2024 included a net accounting loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization, and the impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment. Beginning January 1, 2024, we did not take the deduction for certain Canadian dividends received in BMO Capital Markets due to proposed legislation. The third quarter and first quarter of 2023 included the impact of certain tax measures enacted by the Canadian government. The second quarter of 2023 included an initial provision for credit losses on the purchased Bank of the West performing loan portfolio. The first quarter of 2023 and fiscal 2022 included revenue (losses) resulting from fair value management actions related to the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill. The fourth quarter of 2022 included a legal provision related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank. Results in 2022 included the impact of divestitures related to the sale of our EMEA and U.S. Asset Management businesses. All periods included acquisition and integration costs, as well as the amortization of acquisition-related intangible assets, which increased in fiscal 2023, due to the acquisition of Bank of the West.

Revenue in our P&C businesses continues to benefit from customer acquisition and a high interest rate environment. Revenue growth in Canadian P&C reflected volume growth with higher loan and deposit balances, and higher net interest margins. U.S. P&C revenue performance was reflective of a more muted U.S. banking environment, but benefitted from the inclusion of Bank of the West, with higher net interest margins and loan growth. Revenue in BMO Wealth Management benefitted from steady growth in client assets, while the impact of weaker global markets in fiscal 2023 negatively impacted non-interest revenue, relative to fiscal 2022, and high interest rates resulted in growth in customer demand for term deposits and reduced margins. Insurance revenue is subject to variability, resulting from market-related impacts, including the transition to IFRS 17. BMO Capital Markets’ performance in recent quarters reflects modest improvements in market conditions, particularly in debt underwriting activities.

Over the past eight quarters, credit conditions have been normalizing, resulting in gradually increasing provisions on impaired loans and provisions on performing loans, primarily reflecting downward credit migration, and balance growth partially offset by reduced uncertainty related to economic outlook.

Non-interest expense growth reflected our investments in our business to drive revenue growth, the impact of inflation and acquisitions. The third quarter of fiscal 2023 included severance costs to accelerate efficiency initiatives across the enterprise. Expense growth in recent quarters has benefited from the realization of cost synergies related to Bank of the West, expense management, and our focus on operational efficiencies.

The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, the level of pre-tax income, and the level of investments or securities which generate tax credits, or tax-exempt income from securities. The reported effective tax rate was impacted by certain tax measures enacted or proposed to be enacted by the Canadian government noted above, and fair value management actions relating to the acquisition of Bank of the West in the first quarter of 2023 and in fiscal 2022.

For further information on non-GAAP amounts, measures and ratios in this Summary Quarterly Earnings Trends section, refer to the Non-GAAP and Other Financial Measures section.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and associates on the same terms offered to our customers for these services. We also offer employees a subsidy on annual credit card fees.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2023, as described in Note 27 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

Off-Balance Sheet Arrangements

We enter into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are structured entities, credit instruments and guarantees, which are described in the Off-Balance Sheet Arrangements section of BMO’s 2023 Annual Report. We consolidate our own securitization vehicles, certain capital and funding vehicles, and other structured entities created to meet our own, as well as our customer’s needs. We do not consolidate our customer securitization vehicles, certain capital vehicles, various BMO-managed funds or various other structured entities where investments are held. There have been no significant changes to the bank’s off-balance sheet arrangements since October 31, 2023.

BMO Financial Group First Quarter Report 2024 31

Accounting Policies and Critical Accounting Estimates and Judgments

Material accounting policies are described in BMO’s 2023 Annual Report and in the notes to our annual consolidated financial statements for the year ended October 31, 2023, and in Note 1 of the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion in Note 1 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report, as well as the updates provided in Note 1 of the unaudited interim consolidated financial statements.

Allowance for Credit Losses

The allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans provided for but not yet written off, and allowances on performing loans, which is the bank’s best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Expected credit losses (ECL) are calculated on a probability-weighted basis, based on the economic scenarios described below, and are calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, remaining lifetime ECL is recorded; otherwise, 12 months of ECL is generally recorded. A significant increase in credit risk considers many different factors and will vary by product and risk segment. The main factors considered in making this determination are the change in PD since origination and certain other criteria, such as delinquency and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the results produced by the ECL models, as we deem necessary. We applied experienced credit judgment to reflect the impact of the uncertain environment on credit conditions and the economy. We have controls and processes in place to govern the ECL process, including judgments and assumptions used in determining the allowance on performing loans. These judgments and assumptions may change over time, and the impact of any such change will be recorded in future periods.

Our total allowance for credit losses as at January 31, 2024, was $4,228 million ($4,267 million as at October 31, 2023) and comprised an allowance on performing loans of $3,525 million and an allowance on impaired loans of $703 million ($3,572 million and $695 million, respectively, as at October 31, 2023). The allowance on performing loans decreased $47 million from the fourth quarter of 2023, primarily driven by the sale of a portfolio of recreational vehicles loans, movements in foreign exchange rates, reduced uncertainty in credit conditions, and improvements in macro-economic variables, partially offset by portfolio credit migration and model updates.

In establishing our allowance for performing loans, we attach probability weightings to three economic scenarios, which are representative of our view of economic and market conditions – a base scenario, which in our view represents the most probable outcome, as well as benign and adverse scenarios, all developed by our Economics group.

When changes in economic performance are assessed, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including equity market and volatility indices, corporate credit spreads, unemployment rates, housing prices and consumer credit. In addition, we also consider industry-specific variables, where applicable. Many of the variables have a high degree of interdependency, and as such, there is no single variable to which the allowance is sensitive.

Information on the Provision for Credit Losses for the three months ended January 31, 2024, can be found in the Total Provision for Credit Losses section.

For additional information, refer to Risk Management section, Allowance for Credit Losses section of BMO’s 2023 Annual Report, Note 4 of the audited annual consolidated financial statements, as well as Note 3 of the unaudited interim consolidated financial statements.

This Accounting Policies and Critical Accounting Estimates and Judgments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Disclosure for Global Systemically Important Banks (G-SIB)

As a domestic systemically important bank (D-SIB), the Office of the Superintendent of Financial Institutions (OSFI) requires that we disclose on an annual basis the 13 indicators comprising the assessment methodology of Global Systemically Important Banks (G-SIB). These indicators measure the impact a bank’s failure would have on the global financial system and wider economy. The indicators reflect the size of banks, their interconnectedness, the lack of alternative infrastructure for services banks provide, their global activity and complexity. This methodology is outlined in a paper, Global systemically important banks: Updated assessment methodology and the additional loss absorbency requirement, issued by the Basel Committee on Banking Supervision (BCBS) in July 2018. As required under the current methodology, the indicators are calculated based on specific instructions issued by the BCBS, and as a result, the measures used may not be based on the most recent version of Basel III. Therefore, values may not be consistent with other measures used in this report.

Indicator values have been reported based on regulatory requirements for consolidation and therefore, insurance and other non-banking information is only included insofar as it is included in the regulatory consolidation of the group, or as otherwise specified by the assessment methodology. This level of consolidation differs from that used in the consolidated financial statements. Results may therefore not be comparable to other disclosures in this report.

Year-over-year movements in indicators reflect normal changes in business activity.

32 BMO Financial Group First Quarter Report 2024

Disclosure for Global Systemically Important Banks

		As at October 31
(Canadian $ in millions)	Indicators	2023	2022
A. Cross-jurisdictional activity	1. Cross-jurisdictional claims	683,915	552,634
	2. Cross-jurisdictional liabilities	616,848	527,644
B. Size	3. Total exposures as defined for use in the Basel III leverage ratio	1,435,254	1,286,878
C. Interconnectedness	4. Intra-financial system assets	174,316	172,647
	5. Intra-financial system liabilities	69,840	78,230
	6. Securities outstanding	337,901	322,757
D. Substitutability/Financial institution infrastructure	7. Payments activity (1)	43,870,359	29,383,078
	8. Assets under custody	392,633	320,251
	9. Underwritten transactions in debt and equity markets	94,325	96,507
	10. Trading volume (includes the two sub indicators)
	Trading volume fixed income sub indicator	5,163,888	11,516,502
	Trading volume equities and other securities sub indicator	4,361,851	4,779,866
E. Complexity	11. Notional amount of over-the-counter (OTC) derivatives	11,615,227	7,662,199
	12. Trading, FVTPL and FVOCI securities (2)	55,793	54,178
	13. Level 3 assets	6,028	5,289

(1)	Includes intercompany transactions that are cleared through a correspondent bank.
(2)	FVTPL: Fair value through profit or loss; FVOCI: Fair value through other comprehensive income.

Changes in Accounting Policies

IFRS 17, Insurance Contracts and IAS 40, Investment Property

Effective November 1, 2023, we adopted IFRS 17, Insurance Contracts (IFRS 17), which provides a comprehensive approach to accounting for all types of insurance contracts and replaced existing IFRS 4, Insurance Contracts (IFRS 4). Upon transition to IFRS 17, we also voluntarily changed our accounting policy for the measurement of investment properties, included in insurance-related assets in other assets in our Consolidated Balance Sheet, from cost to fair value. These changes were applied retrospectively to fiscal 2023 results.

IFRS 9, Financial Instruments

Effective November 1, 2023, we voluntarily changed our accounting policy to account for regular way contracts to buy or sell financial assets on trade date, instead of on settlement date, and applied this change retrospectively.

IAS 12, Income Taxes

Effective November 1, 2023, we adopted an amendment to IAS 12, Income Taxes (IAS 12), which impacts note disclosures in our consolidated financial statements.

For additional information on the above changes, refer to Note 1 of the unaudited interim consolidated financial statements.

Future Changes in Accounting Policies

We monitor the potential changes proposed by the International Accounting Standards Board (IASB) and analyze the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found in Note 1 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report and in Note 1 of the unaudited interim consolidated financial statements.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this document.

For a comprehensive discussion of other regulatory developments, refer to the Enterprise-Wide Capital Management section, the Risks That May Affect Future Results section, the Liquidity and Funding Risk section, and the Legal and Regulatory Risk section of BMO’s 2023 Annual Report.

New Canadian Tax Measures

On November 30, 2023, the Canadian government introduced a bill in Parliament containing a number of measures, including a rule that would, in certain circumstances, deny deductions for dividends that are received after 2023. Beginning January 1, 2024, we no longer report this revenue in BMO Capital Markets on a taxable equivalent basis.

U.S. Federal Deposit Insurance Corporation Assessment

On November 16, 2023, the U.S. Federal Deposit Insurance Corporation (FDIC) approved the final rule to implement the special assessment on depository institutions to recover the losses incurred in the deposit insurance fund that were attributable to the protection of uninsured depositors of Silicon Valley Bank and Signature Bank. The special assessment is set at an annual rate of approximately 13.4 basis points on a U.S. depository institution’s total estimated uninsured deposits for the December 31, 2022 reporting period, payable over eight quarterly assessment periods, beginning in the first assessment period in 2024. BMO recorded a $417 million ($313 million after-tax) charge related to the FDIC special assessment in the first quarter of fiscal 2024, in non-interest expense. The special assessment is expected to be higher, as a result of increases in the loss estimates. We do not expect any additional amount to be material to the bank.

BMO Financial Group First Quarter Report 2024 33

Interbank Offered Rate (IBOR) Reform

The transition of Canadian Dollar Offered Rate (CDOR) settings is in progress, and it is expected to be completed before the June 28, 2024 cessation date. Our overall CDOR and bankers’ acceptance exposures continue to decline and our CDOR derivative exposures will largely transition when central counterparties convert existing CDOR trades to Canadian Overnight Repo Rate Average. For additional information regarding interest rate benchmarks, refer to Note 1 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

This Other Regulatory Developments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Risk Management

BMO’s risk management policies and processes to identify, measure, manage, monitor, mitigate and report its credit and counterparty, market, insurance, liquidity and funding, operational, including technology and cyber-related risks, legal and regulatory, strategic, environmental and social, and reputation risks are outlined in the Enterprise-Wide Risk Management section of BMO’s 2023 Annual Report.

Top and Emerging Risks That May Affect Future Results

BMO’s top and emerging risks and other factors that may affect future results are described in the Enterprise-Wide Risk Management section of BMO’s 2023 Annual Report. The following is an update to the 2023 Annual Report.

Update on General Economic Conditions

BMO’s financial results, operational efficiency, strategic direction and our clients and customers have the potential to be impacted by changing economic conditions. While the U.S. economy maintains substantial resilience, Canada’s economy has weakened materially in response to higher interest rates. However, both the Bank of Canada and the Federal Reserve are expected to lower policy rates in fiscal 2024, spurring an upturn in economic growth later this year. For further information on the North American economic outlook, refer to the Economic Developments and Outlook section.

The bank’s customers could be impacted by the potential for a pronounced economic contraction in North America or if a resurgence in inflation keeps interest rates higher for longer than expected, impacting financing costs and putting further pressure on businesses and households. Management regularly monitors the economic environment to identify any significant changes and impact on our operations, clients and customers, and appropriate actions are taken to respond to uncertainties and reduce any impact on the bank’s financial results and operations.

The ongoing conflict in the Middle East continues to keep geopolitical risks heightened, particularly given the spillover into neighbouring countries and disruptions to shipping and trade flows through the Red Sea. An escalation in conflict or disruptions to shipping could impact global supply chains and trade flows and have adverse impacts on the economy and inflation, as well as on our bank, our customers, and our third parties. The bank is continuing to actively monitor and assess the impact on our operations, customers and third parties, and takes appropriate action to respond to uncertainties and reduce any impact on the bank’s financial results and operations.

Real Estate Secured Lending

Real Estate Secured Lending includes residential mortgage and home equity line of credit (HELOC) exposures. The following tables provide a breakdown of residential mortgages and home equity lines of credit by geographic region, as well as insured and uninsured balances. Residential mortgages and home equity lines of credit are secured by residential properties.

Canadian Real Estate Secured Lending

(Canadian $ in millions, except as noted)	Residential mortgages (1)	Amortizing home equity lines of credit	Total amortizing real estate secured lending	Non-amortizing real estate secured lending	Total Canadian real estate secured lending
As at January 31, 2024	150,042	35,578	185,620	13,077	198,697
As at October 31, 2023	150,575	35,741	186,316	12,982	199,298

(1)	Residential mortgage balances in prior periods included certain insured multi-unit residential mortgages subsequently reclassified as commercial real estate ($1.6 billion as at October 31, 2023).

Residential Mortgages (1)

	As at January 31, 2024					As at October 31, 2023
(Canadian $ in millions, except as noted)	Outstanding Balances				For the three months ended	Outstanding Balances				For the three months ended
Region (2)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)
Atlantic	3,292	3,478	6,770	3.8%	70%	3,347	3,452	6,799	3.8%	71%
Quebec	9,029	12,950	21,979	12.4%	70%	9,242	12,903	22,145	12.5%	71%
Ontario	14,195	57,414	71,609	40.6%	70%	14,643	56,798	71,441	40.3%	69%
Alberta	9,596	7,453	17,049	9.7%	72%	9,885	7,302	17,187	9.7%	72%
British Columbia	4,584	24,241	28,825	16.3%	67%	4,746	24,391	29,137	16.5%	67%
All other Canada	2,212	1,598	3,810	2.2%	72%	2,264	1,602	3,866	2.2%	73%
Total Canada	42,908	107,134	150,042	85.0%	70%	44,127	106,448	150,575	85.0%	70%
United States	58	26,450	26,508	15.0%	76%	68	26,607	26,675	15.0%	76%
Total	42,966	133,584	176,550	100%	71%	44,195	133,055	177,250	100%	71%

(1)	Reporting methodologies are in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) B-20 guideline.
(2)	Region is based upon address of the property mortgaged.
(3)	Portfolio insured mortgages are defined as mortgages that are insured individually or in bulk through an eligible insurer (i.e., CMHC, Sagen MI CanadaTM).
(4)	Mortgage loan-to-value (LTV) is the ratio of the loan balance to the value of the property at origination. Averages are weighted by loan balance.

34 BMO Financial Group First Quarter Report 2024

Home Equity Lines of Credit (1)

	As at January 31, 2024					As at October 31, 2023
(Canadian $ in millions, except as noted)	Portfolio				For the three months ended	Portfolio				For the three months ended
Region (2)	Outstanding Balances	%	Authorizations	%	Average LTV (3)	Outstanding Balances	%	Authorizations	%	Average LTV (3)
Atlantic	995	1.8%	1,942	1.7%	56%	996	1.8%	1,922	1.7%	59%
Quebec	9,099	16.6%	18,210	16.0%	65%	9,149	16.6%	18,071	15.9%	68%
Ontario	24,607	44.9%	46,139	40.6%	57%	24,601	44.6%	45,351	40.0%	58%
Alberta	3,181	5.8%	7,088	6.2%	61%	3,203	5.8%	6,970	6.2%	61%
British Columbia	10,035	18.3%	19,181	16.8%	57%	10,029	18.2%	18,899	16.7%	58%
All other Canada	738	1.3%	1,489	1.3%	65%	745	1.3%	1,474	1.3%	66%
Total Canada	48,655	88.7%	94,049	82.6%	59%	48,723	88.3%	92,687	81.8%	60%
United States	6,202	11.3%	19,812	17.4%	60%	6,471	11.7%	20,615	18.2%	61%
Total	54,857	100%	113,861	100%	59%	55,194	100%	113,302	100%	60%

(1)	Reporting methodologies are in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) B-20 guideline.
(2)	Region is based upon address of the property mortgaged.
(3)	HELOC loan-to-value (LTV) is the ratio of the authorized amount to the value of the property at origination. Averages are weighted by authorized amount.

Residential Mortgages by Remaining Term of Amortization (1) (2)

	As at January 31, 2024
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	31-35 Years %	> 35 Years %
Canada (3)	0.8%	2.6%	6.3%	13.9%	32.4%	19.3%	1.9%	22.8%
United States (4)	0.5%	2.1%	5.1%	2.7%	9.9%	79.5%	0.1%	0.1%
Total	0.7%	2.5%	6.1%	12.3%	29.0%	28.4%	1.6%	19.4%

	As at October 31, 2023
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	31-35 Years %	> 35 Years %
Canada (3)	0.7%	2.5%	6.1%	13.6%	32.1%	18.0%	2.1%	24.9%
United States (4)	0.5%	2.2%	5.3%	2.8%	10.4%	78.6%	0.1%	0.1%
Total	0.7%	2.5%	5.9%	12.0%	28.8%	27.1%	1.8%	21.2%

(1)	In Canada, the remaining amortization is based on the current balance, interest rate, customer payment amount and payment frequency. Contractual payment schedule is used in the United States.
(2)	Reporting methodologies are in accordance with OSFI’s B-20 guideline.
(3)

As a result of increases in interest rates, the portfolio included $23.0 billion ($29.9 billion as at October 31, 2023) of variable rate mortgages in negative amortization, with all of the contractual payments currently being applied to interest, and the portion of interest due that is not met by each payment is added to the principal.

(4)

A large proportion of U.S.-based mortgages in the longer amortization band are primarily associated with modification programs for troubled borrowers and regulator-initiated mortgage refinancing programs.

International Exposures

BMO’s geographic exposures outside of Canada and the United States are subject to a risk management framework that incorporates assessments of the economic and political risk in each region or country. These exposures are also managed within limits based on product, entity and country of ultimate risk. Our exposure to these regions as at January 31, 2024, is set out in the following table.

The table outlines total net exposure for funded lending and undrawn commitments, securities (including cash products, traded credit and credit default swap activity), repo-style transactions and derivatives. Repo-style transactions and derivatives exposure are reported as mark-to-market value. Derivatives exposure incorporates transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

Exposure by Region

	As at January 31, 2024													As at October 31, 2023
(Canadian $ in millions)	Funded Lending and Commitments				Securities				Repo-Style Transactions and Derivatives				Total Net Exposure	Total Net Exposure
Region	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
Europe (excluding United Kingdom)	586	2,617	-	3,203	486	96	4,561	5,143	192	144	249	585	8,931	11,281
United Kingdom	41	4,011	214	4,266	54	103	685	842	35	440	26	501	5,609	6,135
Latin America	2,939	6,437	-	9,376	1	54	-	55	7	74	1	82	9,513	10,270
Asia-Pacific	3,984	3,387	146	7,517	449	52	2,796	3,297	131	116	5	252	11,066	12,289
Africa and Middle East	1,557	321	102	1,980	-	1	63	64	10	168	457	635	2,679	2,471
Other (1)	-	6	34	40	-	-	3,164	3,164	2	-	1,260	1,262	4,466	5,575
Total	9,107	16,779	496	26,382	990	306	11,269	12,565	377	942	1,998	3,317	42,264	48,021

(1)	Primarily exposure to supranational entities.

This Risk Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2024 35

Market Risk

BMO’s market risk management practices and key measures are outlined in the Market Risk section of BMO’s 2023 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprising balances that are subject to either traded risk or non-traded risk measurement techniques.

	As at January 31, 2024				As at October 31, 2023
	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Primary risk factors for non-traded risk balances
(Canadian $ in millions)		Traded risk (1)	Non-traded risk (2)			Traded risk (1)	Non-traded risk (2)

Assets Subject to Market Risk

Cash and cash equivalents	74,659	-	74,659	-	77,934	-	77,934	-	Interest rate
Interest bearing deposits with banks	4,203	214	3,989	-	4,109	236	3,873	-	Interest rate
Securities	348,208	138,127	210,081	-	321,545	122,926	198,619	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	115,600	-	115,600	-	115,662	-	115,662	-	Interest rate
Loans and acceptances (net of allowance for credit losses)	642,053	5,829	636,224	-	656,665	4,412	652,253	-	Interest rate, foreign exchange
Derivative instruments	28,746	25,131	3,615	-	39,976	34,004	5,972	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	7,123	-	7,123	-	8,111	-	8,111	-	Interest rate
Other assets	104,170	6,505	60,868	36,797	123,004	4,734	80,547	37,723	Interest rate
Total Assets	1,324,762	175,806	1,112,159	36,797	1,347,006	166,312	1,142,971	37,723

Liabilities Subject to Market Risk

Deposits	914,138	39,637	874,501	-	910,879	35,300	875,579	-	Interest rate, foreign exchange
Derivative instruments	38,265	35,812	2,453	-	50,193	43,166	7,027	-	Interest rate, foreign exchange
Acceptances	7,123	-	7,123	-	8,111	-	8,111	-	Interest rate
Securities sold but not yet purchased	43,466	43,466	-	-	43,774	43,774	-	-	Interest rate
Securities lent or sold under repurchase agreements	108,379	-	108,379	-	106,108	-	106,108	-	Interest rate
Other liabilities	127,896	33	127,677	186	143,590	33	143,497	60	Interest rate
Subordinated debt	8,216	-	8,216	-	8,228	-	8,228	-	Interest rate
Total Liabilities	1,247,483	118,948	1,128,349	186	1,270,883	122,273	1,148,550	60

(1)	Primarily comprises balance sheet items that are subject to the trading and underwriting risk management framework and recorded at fair value through profit or loss.
(2)	Primarily comprises balance sheet items that are subject to the structural balance sheet insurance risk management framework and secured financing transactions.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Trading Market Risk Measures

Average Total Trading Value at Risk (VaR) increased quarter-over-quarter due to interest rate portfolio changes and interest rate market volatility. Debt-specific risk has been merged into the Interest Rate VaR to align with the bank’s risk management approach.

Total Trading Value at Risk (VaR) (1) (2)

	For the quarter ended January 31, 2024				October 31, 2023	January 31, 2023
(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Average	Average
Commodity VaR	2.4	3.2	5.0	2.0	3.1	2.2
Equity VaR	14.6	13.6	19.0	8.1	13.4	14.5
Foreign exchange VaR	2.2	1.3	2.9	0.7	2.1	2.9
Interest rate VaR (2)	33.5	29.5	39.7	22.1	25.2	44.0
Diversification	(20.6)	(17.7)	nm	nm	(16.8)	(26.4)
Total Trading VaR	32.1	29.9	45.5	23.1	27.0	37.2

(1)	One-day measure using a 99% confidence interval. Benefits are presented in parentheses and losses are presented as positive numbers.
(2)	Interest rate VaR includes general credit spread risk.

 nm - not meaningful

36 BMO Financial Group First Quarter Report 2024

Structural (Non-Trading) Market Risk

Structural economic value exposure to rising rates and benefit to falling rates decreased relative to October 31, 2023, primarily due to modelled deposit pricing being less rate-sensitive at lower projected interest rate levels following the decrease in term market rates during the current quarter.

Structural earnings benefit to rising interest rates and exposure to falling interest rates decreased relative to October 31, 2023, reflecting a modest extension in investment duration, as the bank took the opportunity to lock in fixed rates on a portion of planned reinvestment in 2024.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1) (2)

	Economic value sensitivity					Earnings sensitivity over the next 12 months
(Pre-tax Canadian $ equivalent in millions)			January 31, 2024	October 31, 2023	January 31, 2023			January 31, 2024	October 31, 2023	January 31, 2023
	Canada (3)	United States	Total	Total	Total	Canada (3)	United States	Total	Total	Total
100 basis point increase	(832)	(765)	(1,598)	(1,849)	(574)	61	218	278	304	542
100 basis point decrease	739	229	968	1,492	84	(50)	(246)	(296)	(325)	(545)

(1)	Losses are presented in brackets and gains are presented as positive numbers.
(2)	Interest rate sensitivities assume an immediate and sustained parallel shift in assumed interest rates across the entire yield curve as at the end of the period using a constant balance sheet.
(3)	Includes Canadian dollar and other currencies.

Insurance Risk

The bank adopted IFRS 17, Insurance Contracts (IFRS 17) effective November 1, 2023. IFRS 17 changes the fundamental principles used to recognize and measure insurance contracts, including life insurance contracts, reinsurance contracts held and investment contracts with discretionary participation features.

Under IFRS 17, the discount rates used to calculate the present value of insurance liabilities are no longer based on the assets supporting those liabilities, but rather on the features of the insurance liabilities themselves. As such, insurance market risk largely includes interest rate risk arising from our insurance business activities.

For further information, refer to the Changes in Accounting Policies section. Additional information on Insurance Risk governance can be found in the Enterprise-Wide Risk Management section of BMO’s 2023 Annual Report.

We may enter into hedging arrangements to offset the impact of changes in interest rates on our earnings, and we did so during the first quarter of 2024 and the fourth quarter of 2023. The table below reflects the estimated immediate impact on, or sensitivity of, our net income to certain changes in interest rates and includes the estimated impact of the above hedging arrangements.

(Pre-tax Canadian $ in millions)	As at January 31, 2024 (1)	As at October 31, 2023 (1)
50 basis point increase	27	24
50 basis point decrease	(34)	(31)

(1)	Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at the end of the period with no change in the ultimate risk-free rate.

Insurance product risk is the risk that actual experience related to claims, benefit payments and expenses does not emerge as expected. We are exposed to various types of product risk relating to our insurance contracts including mortality, policyholder behaviour, including termination and surrender or lapse, expenses, morbidity and longevity.

The table below presents the sensitivities before and after risk mitigation by reinsurance and assumes that all other variables remain constant.

	Q1 2024				Q4 2023
	Contractual service margin		Profit or loss		Contractual service margin		Profit or loss
(Canadian $ in millions)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy-related assumptions
Mortality rates (1% increase) (1)	(19)	10	1	1	(15)	9	-	-
Lapse rates (10% increase) (2)	(164)	(62)	(5)	3	(162)	(63)	(4)	(2)
Expenses (5% increase) (3)	(9)	(9)	-	-	-	-	-	-

(1)	Mortality relates to the occurrence of death and is a key assumption for our life insurance business.
(2)

Policies are terminated through lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders.

(3)	Directly attributable operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated, directly attributable overhead expenses.

BMO Financial Group First Quarter Report 2024 37

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO continued to maintain a strong liquidity position in the first quarter of 2024. Customer deposits increased, with underlying deposit growth largely offset by the impact of the weaker U.S. dollar. Customer loans declined, as underlying loan growth was more than offset by the impact of the weaker U.S. dollar and from the sale of a portfolio of recreational vehicle loans. Wholesale funding decreased from the impact of the weaker U.S. dollar and net wholesale funding maturities. BMO’s liquidity metrics, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), remained well above internal targets and regulatory requirements.

BMO’s liquid assets are primarily held in our trading businesses, as well as in liquidity portfolios that are maintained for contingent liquidity risk management purposes and as investments of excess structural liquidity. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the normal course of business, we may encumber a portion of cash and securities holdings as collateral in support of trading activities and participation in clearing and payment systems in Canada, the United States and abroad. In addition, we may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less assets encumbered as collateral, totalled $377.7 billion as at January 31, 2024, compared with $359.4 billion as at October 31, 2023. The increase in unencumbered liquid assets was primarily due to higher security balances, partially offset by lower cash balances.

Net unencumbered liquid assets are primarily held at the parent bank level, at BMO Bank N.A., and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States, the Bank of England’s Sterling Monetary Framework, and European Central Bank standby liquidity facilities. We do not consider central bank facilities as a source of available liquidity when assessing the soundness of our liquidity position.

In addition to cash and securities holdings, we may also pledge other assets, including mortgages and loans, to raise long-term secured funding. BMO’s total encumbered assets and unencumbered liquid assets are summarized in the Asset Encumbrance table.

Liquid Assets (1)

	As at January 31, 2024					As at October 31, 2023
(Canadian $ in millions)	Bank-owned assets	Other cash & securities received	Total gross assets (2)	Encumbered assets	Net unencumbered assets (3)	Net unencumbered assets (3)
Cash and cash equivalents	74,659	-	74,659	112	74,547	77,809
Deposits with other banks	4,203	-	4,203	-	4,203	4,109
Securities and securities borrowed or purchased under resale agreements
Sovereigns/Central banks/Multilateral development banks	164,880	104,263	269,143	146,279	122,864	122,686
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	84,450	10,527	94,977	37,818	57,159	56,729
Corporate and other debt	34,478	21,750	56,228	11,025	45,203	34,358
Corporate equity	64,400	51,472	115,872	62,452	53,420	44,177
Total securities and securities borrowed or purchased under resale agreements	348,208	188,012	536,220	257,574	278,646	257,950
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	24,735	-	24,735	4,458	20,277	19,502
Total liquid assets	451,805	188,012	639,817	262,144	377,673	359,370

(1)

Effective the first quarter of 2024, we changed our accounting policy for securities transactions from settlement date to trade date, resulting in an increase in other assets and other liabilities due to the earlier recognition of transactions, as well as the reclassification of certain balance sheet items. Fiscal 2023 comparatives have been reclassified to conform with the current period’s methodology. For further information, refer to the Changes in Accounting Policies section.

(2)	Gross assets include bank-owned assets and cash and securities received from third parties.
(3)	Net unencumbered assets are defined as total gross assets less encumbered assets.
(4)

Under IFRS, National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

38 BMO Financial Group First Quarter Report 2024

Asset Encumbrance (1)

		Encumbered (3)		Net unencumbered
(Canadian $ in millions) As at January 31, 2024	Total gross assets (2)	Pledged as collateral	Other encumbered	Other unencumbered (4)	Available as collateral (5)
Cash and deposits with other banks	78,862	-	112	-	78,750
Securities (6)	560,955	210,684	51,348	26,238	272,685
Loans	617,318	86,435	695	352,733	177,455
Other assets
Derivative instruments	28,746	-	-	28,746	-
Customers’ liability under acceptances	7,123	-	-	7,123	-
Premises and equipment	6,205	-	-	6,205	-
Goodwill	16,182	-	-	16,182	-
Intangible assets	5,001	-	-	5,001	-
Current tax assets	1,738	-	-	1,738	-
Deferred tax assets	3,042	-	-	3,042	-
Other	72,002	8,153	-	63,849	-
Total other assets	140,039	8,153	-	131,886	-
Total assets	1,397,174	305,272	52,155	510,857	528,890

		Encumbered (3)		Net unencumbered
(Canadian $ in millions) As at October 31, 2023	Total gross assets (2)	Pledged as collateral	Other encumbered	Other unencumbered (4)	Available as collateral (5)
Cash and deposits with other banks	82,043	-	125	-	81,918
Securities (6)	536,676	209,091	50,133	16,073	261,379
Loans	632,682	93,931	511	342,398	195,842
Other assets
Derivative instruments	39,976	-	-	39,976	-
Customers’ liability under acceptances	8,111	-	-	8,111	-
Premises and equipment	6,241	-	-	6,241	-
Goodwill	16,728	-	-	16,728	-
Intangible assets	5,216	-	-	5,216	-
Current tax assets	2,052	-	-	2,052	-
Deferred tax assets	3,420	-	-	3,420	-
Other	89,347	10,596	-	78,751	-
Total other assets	171,091	10,596	-	160,495	-
Total assets	1,422,492	313,618	50,769	518,966	539,139

(1)

Effective the first quarter of 2024, we changed our accounting policy for securities transactions from settlement date to trade date, resulting in an increase in other assets and other liabilities due to the earlier recognition of transactions, as well as the reclassification of certain balance sheet items. Fiscal 2023 comparatives have been reclassified to conform with the current period’s methodology. For further information, refer to the Changes in Accounting Policies section.

(2)	Gross assets included on-balance sheet and off-balance sheet assets.
(3)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that are pledged through repurchase agreements, securities lending, derivative contracts, and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as minimum required deposits at central banks and short sales.

(4)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These included securities of $26.2 billion as at January 31, 2024, which include securities held at BMO’s insurance subsidiary, seller financing securities, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(5)

Loans included in available as collateral represent loans currently lodged at central banks that may be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from BMO’s loan portfolio, such as incremental securitization, covered bond issuances and U.S. Federal Home Loan Bank (FHLB) advances.

(6)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Net Unencumbered Liquid Assets by Legal Entity (1)

(Canadian $ in millions)	As at January 31, 2024	As at October 31, 2023

BMO (parent)	242,100	227,342

BMO Bank N.A.	114,832	109,502
Broker dealers	20,741	22,526
Total net unencumbered liquid assets by legal entity	377,673	359,370

(1)

Effective the first quarter of 2024, we changed our accounting policy for securities transactions from settlement date to trade date, resulting in an increase in other assets and other liabilities due to the earlier recognition of transactions, as well as the reclassification of certain balance sheet items. Fiscal 2023 comparatives have been reclassified to conform with the current period’s methodology. For further information, refer to the Changes in Accounting Policies section.

Funding Strategy

BMO’s funding strategy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.

We maintain a large and stable base of customer deposits that, in combination with our strong capital position, is a source of strength. This supports the maintenance of a sound liquidity position and reduces reliance on wholesale funding. Customer deposits totalled $657.1 billion as at January 31, 2024, increasing from $654.3 billion as at October 31, 2023.

Total secured and unsecured wholesale funding outstanding, which largely consists of negotiable marketable securities, was $259.3 billion as at January 31, 2024, with $71.3 billion sourced as secured funding and $188.0 billion sourced as unsecured funding. Wholesale funding outstanding decreased from $269.6 billion as at October 31, 2023, primarily due to the impact of the weaker U.S. dollar and net wholesale funding maturities. The mix and maturities of BMO’s wholesale term funding are outlined in the following table. Additional information on deposit maturities can be found in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section. We maintain a sizeable portfolio of unencumbered liquid assets, totalling $377.7 billion as at January 31, 2024, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section above.

BMO Financial Group First Quarter Report 2024 39

Wholesale Funding Maturities (1)

	As at January 31, 2024								As at October 31, 2023
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	3,923	1,280	874	669	6,746	-	-	6,746	7,714
Certificates of deposit and commercial paper	9,946	23,110	31,636	25,555	90,247	67	-	90,314	94,372
Bearer deposit notes	207	1,026	188	561	1,982	-	-	1,982	954
Asset-backed commercial paper (ABCP)	666	2,340	2,560	460	6,026	-	-	6,026	6,005
Senior unsecured medium-term notes	2,345	5,614	7,748	10,999	26,706	11,085	33,226	71,017	70,749
Senior unsecured structured notes (2)	151	87	30	-	268	597	8,816	9,681	9,415
Secured Funding
Mortgage and HELOC securitizations	-	1,165	1,205	1,601	3,971	3,173	11,188	18,332	17,916
Covered bonds	-	-	-	-	-	6,008	19,859	25,867	28,412
Other asset-backed securitizations (3)	-	-	-	104	104	1,773	6,078	7,955	7,661
Federal Home Loan Bank advances	-	-	-	-	-	9,134	4,022	13,156	18,148
Subordinated debt	-	-	-	-	-	25	8,202	8,227	8,227
Total	17,238	34,622	44,241	39,949	136,050	31,862	91,391	259,303	269,573
Of which:
Secured	666	3,505	3,765	2,165	10,101	20,088	41,147	71,336	78,142
Unsecured	16,572	31,117	40,476	37,784	125,949	11,774	50,244	187,967	191,431
Total (4)	17,238	34,622	44,241	39,949	136,050	31,862	91,391	259,303	269,573

(1)

Wholesale funding primarily includes funding raised through the issuance of negotiable marketable securities. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the Contractual Maturities or Assets and Liabilities and Off-Balance Sheet Commitments section, and also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)	Includes credit card, auto and transportation finance loan securitizations.
(4)

Total wholesale funding consists of Canadian-dollar-denominated funding totalling $52.1 billion and U.S.-dollar-denominated and other foreign-currency-denominated funding totalling $207.2 billion as at January 31, 2024.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument type and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans, auto loans and home equity line of credit (HELOC) securitizations, covered bonds, and Canadian and U.S. senior unsecured deposits.

Our wholesale funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The funding plan is reviewed annually by the senior management committees with specific related responsibilities and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.

Additional information on Liquidity and Funding Risk governance can be found in the Liquidity and Funding Risk section of BMO’s 2023 Annual Report. Please also see the Risk Management section.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in raising both capital and funding to support the bank’s business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should BMO’s credit ratings experience a downgrade, our cost of funding may increase and our access to funding and capital through the wholesale markets could be constrained. A material downgrade of BMO’s ratings could also have other consequences, including those set out in Note 8 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues.

As at January 31, 2024
Rating agency	Short-term debt	Senior debt (1)	Long-term deposits/Legacy senior debt (2)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1 (hyb)	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A	Stable
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable

(1)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(2)

Long-term deposits/Legacy senior debt includes senior debt issued prior to September 23, 2018, and senior debt issued on or after September 23, 2018, that is excluded from the Bank Recapitalization (Bail-In) Regime.

We are required to deliver collateral to certain counterparties in the event of a downgrade of BMO’s current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at January 31, 2024, we would be required to provide additional collateral to counterparties totalling $176 million, $432 million and $892 million as a result of a one-notch, two-notch and three-notch downgrade, respectively.

40 BMO Financial Group First Quarter Report 2024

Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is calculated in accordance with the OSFI’s LAR Guideline and is summarized in the following table. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) held to total net stressed cash outflows over the next 30 calendar days. BMO’s HQLA primarily comprises cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. Weightings prescribed by OSFI are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect liquidity in BMO Financial Corp. (BFC) in excess of 100%, because of limitations on the transfer of liquidity between BFC and the parent bank. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum LCR of 100%. The average daily LCR for the quarter ended January 31, 2024, was 129%, equivalent to a surplus of $54 billion above the regulatory minimum. The LCR increased 1% from 128% in the prior quarter, due to higher HQLA largely offset by higher net cash outflows. While banks are required to maintain an LCR of greater than 100% in normal conditions, they are also expected to be able to utilize HQLA during a period of stress, which may result in an LCR of less than 100% during such a period. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of its liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table.

	For the quarter ended January 31, 2024
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	241.0

Cash Outflows

Retail deposits and deposits from small business customers, of which:	292.6	21.3
Stable deposits	137.1	4.1
Less stable deposits	155.5	17.2
Unsecured wholesale funding, of which:	300.8	137.6
Operational deposits (all counterparties) and deposits in networks of cooperative banks	143.0	35.3
Non-operational deposits (all counterparties)	133.4	77.9
Unsecured debt	24.4	24.4
Secured wholesale funding	*	19.8
Additional requirements, of which:	241.4	47.9
Outflows related to derivatives exposures and other collateral requirements	29.4	8.0
Outflows related to loss of funding on debt products	3.6	3.6
Credit and liquidity facilities	208.4	36.3
Other contractual funding obligations	0.9	-
Other contingent funding obligations	523.8	10.7
Total cash outflows	*	237.3

Cash Inflows

Secured lending (e.g. reverse repos)	150.5	27.6
Inflows from fully performing exposures	18.5	9.9
Other cash inflows	12.4	12.4
Total cash inflows	181.4	49.9

For the quarter ended January 31, 2024		Total adjusted value (4)
Total HQLA		241.0
Total net cash outflows		187.4
Liquidity Coverage Ratio (%) (2)		129.0

For the quarter ended October 31, 2023		Total adjusted value (4)
Total HQLA		228.4
Total net cash outflows		178.4
Liquidity Coverage Ratio (%)		128.0

*	Disclosure is not required under the LCR disclosure standard.
(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 62 business days in the first quarter of 2024.
(3)	Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

BMO Financial Group First Quarter Report 2024 41

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets and is calculated in accordance with OSFI’s LAR Guideline. Unlike the LCR, which is a short-term metric, the NSFR assesses a bank’s medium-term and long-term resilience. The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF). ASF represents the proportion of own and third-party resources that are expected to be reliably available over a one-year horizon (including customer deposits, long-term wholesale funding, and capital). The stable funding requirements for each institution are set by OSFI based on the liquidity and maturity characteristics of its on-balance sheet assets and off-balance sheet exposures. Weightings prescribed by OSFI are applied to notional asset and liability balances to determine ASF and RSF and the NSFR. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum NSFR of 100%. BMO’s NSFR was 116% as at January 31, 2024, equivalent to a surplus of $101 billion above the regulatory minimum. The NSFR increased from 115% in the prior quarter, due to lower required stable funding.

	For the quarter ended January 31, 2024
	Unweighted Value by Residual Maturity				Weighted Value (2)
(Canadian $ in billions, except as noted)	No maturity (1)	Less than 6 months	6 to 12 months	Over 1 year

Available Stable Funding (ASF) Item

Capital:	-	-	-	89.8	89.8
Regulatory capital	-	-	-	89.8	89.8
Other capital instruments	-	-	-	-	-
Retail deposits and deposits from small business customers:	223.5	55.8	39.7	68.1	354.8
Stable deposits	113.8	21.4	16.5	14.6	158.7
Less stable deposits	109.7	34.4	23.2	53.5	196.1
Wholesale funding:	276.9	267.3	56.4	111.0	274.1
Operational deposits	128.4	-	-	-	64.2
Other wholesale funding	148.5	267.3	56.4	111.0	209.9
Liabilities with matching interdependent assets	-	1.4	0.8	12.6	-
Other liabilities:	4.3	*	*	67.0	5.3
NSFR derivative liabilities	*	*	*	7.5	*
All other liabilities and equity not included in the above categories	4.3	53.6	1.2	4.7	5.3
Total ASF	*	*	*	*	724.0

Required Stable Funding (RSF) Item

Total NSFR high-quality liquid assets (HQLA)	*	*	*	*	15.7
Deposits held at other financial institutions for operational purposes	-	0.1	-	-	0.1
Performing loans and securities:	186.0	181.9	61.8	361.9	519.2
Performing loans to financial institutions secured by Level 1 HQLA	-	82.2	1.1	0.4	3.0
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	34.2	46.5	7.9	16.6	60.1
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	109.6	42.6	40.2	174.4	283.8
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	-	-	-	-	-
Performing residential mortgages, of which:	13.1	8.1	11.5	143.3	122.7
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	13.1	8.1	11.5	143.3	122.7
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	29.1	2.5	1.1	27.2	49.6
Assets with matching interdependent liabilities	-	1.4	0.8	12.6	-
Other assets:	42.7	*	*	84.2	67.5
Physical traded commodities, including gold	6.8	*	*	*	5.8
Assets posted as initial margin for derivative contracts and contributions to default funds of central clearing parties	*	*	*	13.8	11.8
NSFR derivative assets	*	*	*	4.3	-
NSFR derivative liabilities before deduction of variation margin posted	*	*	*	14.2	0.7
All other assets not included in the above categories	35.9	43.7	0.2	8.0	49.2
Off-balance sheet items	*	*	*	584.2	20.6
Total RSF	*	*	*	*	623.1
Net Stable Funding Ratio (%)	*	*	*	*	116

For the quarter ended October 31, 2023					Weighted Value (2)
Total ASF					724.1
Total RSF					627.8
Net Stable Funding Ratio (%)					115

*	Disclosure is not required under the NSFR disclosure standard.
(1)

Items to be reported in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as non-maturity deposits, short positions, open maturity positions, non-HQLA equities, physical traded commodities and demand loans.

(2)	Weighted values are calculated after the application of the weights prescribed under the OSFI LAR Guideline for ASF and RSF.

42 BMO Financial Group First Quarter Report 2024

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturities of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, under both normal market conditions and a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related discounts (“haircuts”) and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions.

(Canadian $ in millions)									January 31, 2024
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments

Assets

Cash and Cash Equivalents	72,447	-	-	-	-	-	-	-	2,212	74,659
Interest Bearing Deposits with Banks	2,684	743	288	146	342	-	-	-	-	4,203
Securities	4,809	6,039	6,631	6,955	19,115	20,721	77,758	141,780	64,400	348,208
Securities Borrowed or Purchased under Resale Agreements	94,624	12,535	7,069	599	523	250	-	-	-	115,600
Loans (1)
Residential mortgages	924	2,182	4,653	4,834	5,426	33,056	98,650	26,648	177	176,550
Consumer instalment and other personal	256	666	1,277	1,462	1,727	9,290	32,669	19,152	25,477	91,976
Credit cards	-	-	-	-	-	-	-	-	12,522	12,522
Business and government	17,255	12,854	16,248	14,618	14,898	49,371	107,432	30,757	101,328	364,761
Allowance for credit losses	-	-	-	-	-	-	-	-	(3,756)	(3,756)
Total loans, net of allowance	18,435	15,702	22,178	20,914	22,051	91,717	238,751	76,557	135,748	642,053
Other Assets
Derivative instruments	1,659	2,099	2,326	1,381	2,747	5,449	6,480	6,605	-	28,746
Customers’ liabilities under acceptances	4,614	2,509	-	-	-	-	-	-	-	7,123
Other	40,713	607	467	20	12	10	15	7,394	54,932	104,170
Total Other assets	46,986	5,215	2,793	1,401	2,759	5,459	6,495	13,999	54,932	140,039
Total Assets	239,985	40,234	38,959	30,015	44,790	118,147	323,004	232,336	257,292	1,324,762

(Canadian $ in millions)									January 31, 2024
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (2) (3)	44,796	57,825	80,367	54,543	54,875	47,864	86,397	21,911	465,560	914,138
Other Liabilities
Derivative instruments	2,665	5,199	3,651	2,045	3,495	5,116	6,816	9,278	-	38,265
Acceptances	4,614	2,509	-	-	-	-	-	-	-	7,123
Securities sold but not yet purchased (4)	43,466	-	-	-	-	-	-	-	-	43,466
Securities lent or sold under repurchase agreements (4)	99,899	6,107	342	528	-	1,503	-	-	-	108,379
Securitization and liabilities related to structured entities	9	1,181	2,156	621	1,009	5,901	9,279	9,507	-	29,663
Other	53,441	257	122	85	1,172	9,962	4,006	4,780	24,408	98,233
Total Other Liabilities	204,094	15,253	6,271	3,279	5,676	22,482	20,101	23,565	24,408	325,129
Subordinated Debt	-	-	-	-	-	25	25	8,166	-	8,216
Total Equity	-	-	-	-	-	-	-	-	77,279	77,279
Total Liabilities and Equity	248,890	73,078	86,638	57,822	60,551	70,371	106,523	53,642	567,247	1,324,762

(1)	Loans receivable on demand have been included under no maturity.
(2)	Deposits payable on demand and payable after notice have been included under no maturity.
(3)

Deposits totalling $31,584 million as at January 31, 2024, have a fixed maturity date; however, they can be early redeemed (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	Presented based on their earliest maturity date.

(Canadian $ in millions)									January 31, 2024
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments

Commitments to extend credit (1)	2,406	6,379	13,302	11,055	14,178	39,529	124,812	5,893	-	217,554
Letters of credit (2)	1,858	4,091	5,396	4,998	8,249	3,522	3,374	43	-	31,531
Backstop liquidity facilities	51	357	2,133	1,971	936	10,548	1,812	809	-	18,617
Other commitments (3)	76	69	84	181	98	345	550	83	-	1,486

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturities.
(3)	Other commitments comprise purchase obligations and lease commitments for leases signed but not yet commenced.

BMO Financial Group First Quarter Report 2024 43

(Canadian $ in millions)									October 31, 2023
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments

Assets

Cash and Cash Equivalents	75,473	-	-	-	-	-	-	-	2,461	77,934
Interest Bearing Deposits with Banks	2,775	680	383	153	118	-	-	-	-	4,109
Securities	4,115	8,556	7,225	5,585	6,602	29,930	64,250	139,501	55,781	321,545
Securities Borrowed or Purchased under Resale Agreements	93,707	12,311	6,903	2,491	-	250	-	-	-	115,662
Loans (1)
Residential mortgages	1,121	2,188	3,403	4,246	4,761	27,229	107,347	26,689	266	177,250
Consumer instalment and other personal	285	621	1,028	1,343	1,542	8,094	35,467	29,992	25,670	104,042
Credit cards	-	-	-	-	-	-	-	-	12,294	12,294
Business and government	19,671	10,920	12,550	16,370	16,953	49,366	114,289	27,880	98,887	366,886
Allowance for credit losses	-	-	-	-	-	-	-	-	(3,807)	(3,807)
Total loans, net of allowance	21,077	13,729	16,981	21,959	23,256	84,689	257,103	84,561	133,310	656,665
Other Assets
Derivative instruments	2,797	4,539	2,670	2,827	1,555	7,804	9,325	8,459	-	39,976
Customers’ liabilities under acceptances	4,682	3,423	6	-	-	-	-	-	-	8,111
Other	56,582	814	336	42	4	10	19	7,629	57,568	123,004
Total Other assets	64,061	8,776	3,012	2,869	1,559	7,814	9,344	16,088	57,568	171,091
Total Assets	261,208	44,052	34,504	33,057	31,535	122,683	330,697	240,150	249,120	1,347,006

(Canadian $ in millions)									October 31, 2023
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity

Deposits (2) (3)	48,986	63,728	64,939	60,911	52,040	47,624	80,829	18,624	473,198	910,879
Other Liabilities
Derivative instruments	3,103	8,450	3,033	2,278	2,014	7,694	11,748	11,873	-	50,193
Acceptances	4,682	3,423	6	-	-	-	-	-	-	8,111
Securities sold but not yet purchased (4)	43,774	-	-	-	-	-	-	-	-	43,774
Securities lent or sold under repurchase agreements (4)	99,006	4,751	476	539	-	1,336	-	-	-	106,108
Securitization and liabilities related to structured entities	97	717	1,199	2,195	592	4,896	9,870	7,528	-	27,094
Other	67,020	2,274	116	110	108	14,109	2,764	6,160	23,835	116,496
Total Other Liabilities	217,682	19,615	4,830	5,122	2,714	28,035	24,382	25,561	23,835	351,776
Subordinated Debt	-	-	-	-	-	-	25	8,203	-	8,228
Total Equity	-	-	-	-	-	-	-	-	76,123	76,123
Total Liabilities and Equity	266,668	83,343	69,769	66,033	54,754	75,659	105,236	52,388	573,156	1,347,006

(1)	Loans receivable on demand have been included under no maturity.
(2)	Deposits payable on demand and payable after notice have been included under no maturity.
(3)

Deposits totalling $30,852 million as at October 31, 2023, have a fixed maturity date; however, they can be early redeemed (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	Presented based on their earliest maturity date.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

(Canadian $ in millions)									October 31, 2023
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments

Commitments to extend credit (1)	2,216	4,874	9,377	14,499	14,190	41,713	129,634	5,927	-	222,430
Letters of credit (2)	1,641	5,088	5,739	5,397	6,065	3,663	3,778	48	-	31,419
Backstop liquidity facilities	212	241	666	2,207	2,039	3,951	8,643	846	-	18,805
Other commitments (3)	46	91	106	101	155	354	626	141	-	1,620

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturities.
(3)	Other commitments comprise purchase obligations and lease commitments for leases signed but not yet commenced.

44 BMO Financial Group First Quarter Report 2024

Glossary of Financial Terms

Adjusted Earnings and Measures

Management considers both reported and adjusted results to be useful in assessing underlying ongoing business performance, as set out in the Non-GAAP and Other Financial Measures section.

•	Adjusted Revenue – calculated as revenue excluding the impact of certain non-recurring items, and adjusted net revenue is adjusted revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective application of IFRS 17.

•	Adjusted Provision for Credit Losses – calculated as provision for credit losses excluding the impact of certain non-recurring items.

•	Adjusted Non-Interest Expense – calculated as non-interest expense excluding the impact of certain non-recurring items.

•	Adjusted Effective Tax Rate – calculated as adjusted provision for income taxes divided by adjusted income before provision for income taxes.

•	Adjusted Net Income – calculated as net income excluding the impact of certain non-recurring items.

Allowance for Credit Losses represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards. Allowance on Performing Loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Allowance on Impaired Loans is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.

Assets under Administration and Assets under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the Consolidate Balance Sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is a short-term investment. The commercial paper is backed by assets such as trade receivables and is generally used for short-term financing needs.

Average Annual Total Shareholder Return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a fixed period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Average Earning Assets represents the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans over a one-year period.

Average Earning Assets, excluding Trading and Insurance Assets represents the daily average balance of deposits with central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans, over a one-year period. Average earning assets, excluding trading and insurance assets, exclude trading and insurance earning assets.

Average Net Loans and Acceptances is the daily or monthly average balance of loans and customers’ liability under acceptances, net of the allowance for credit losses, over a one-year period.

Bail-In Debt is senior unsecured debt subject to the Canadian Bail-In Regime. Bail-in debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018, which has an original term greater than 400 days and is marketable, subject to certain exceptions. Some or all of this debt may be statutorily converted into common shares of the bank under the Bail-In Regime if the bank enters resolution.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point is one one-hundredth of a percentage point.

Collateralized Mortgage Obligations (CMOs) are debt securities with multiple tranches, issued by structured entities and collateralized by a pool of mortgages. Each tranche offers different terms, interest rates, and risks.

Common Equity Tier 1 (CET1) Capital comprises common shareholders’ equity, including applicable CSM, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions.

Common Equity Tier 1 (CET1) Ratio is calculated as CET1 Capital, which comprises common shareholders’ equity, including applicable CSM, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items (which may include a portion of expected credit loss provisions), divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.

Common Shareholders’ Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity comprises common shareholders’ equity, net of capital deductions.

Contractual Service Margin (CSM) represents the unearned profit of a group of insurance contracts that we expect to recognize in the income statement as services provided.

Credit and Counterparty Risk is the potential for financial loss due to the failure of an obligor (i.e., a borrower, endorser, guarantor or counterparty) to repay a loan or honour another predetermined financial obligation.

Derivatives are contracts, requiring no initial or little investment, with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices or other indices. Derivatives are used to transfer, modify or reduce current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is computed by dividing dividends per share by basic earnings per share. Adjusted dividend payout ratio is calculated in the same manner, using adjusted net income.

Dividend Yield represents dividends per common share divided by the closing share price.

Earnings per Share (EPS) is calculated by dividing net income attributable to bank shareholders, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Adjusted EPS is calculated in the same manner, using adjusted net income attributable to bank shareholders. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 23 of the consolidated financial statements.

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income from a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Economic Capital is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational non-financial, business and insurance, based on a one-year time horizon using a defined confidence level.

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Effective Tax Rate is calculated as provision for income taxes divided by income before provision for income taxes.

Efficiency Ratio (or Expense-to-Revenue Ratio) is a measure of productivity. It is calculated as non-interest expense divided by total revenue (on a taxable equivalent basis in the operating groups), expressed as a percentage.

BMO Financial Group First Quarter Report 2024 45

Environmental and Social Risk is the potential for loss or harm directly or indirectly resulting from environmental and social factors that impact BMO or its customers, and BMO’s impact on the environment and society.

Fair Value is the amount of consideration that

would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act in an orderly market transaction.

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margin requirements.

Gross Impaired Loans and Acceptances (GIL) is calculated as the credit impaired balance of loans and customers’ liability under acceptances.

Guarantees and Standby Letters of Credit represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements.

Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer a reasonable assurance of the timely collection of principal or interest.

Insurance Investment Results include net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities.

Insurance Revenue, net of CCPB, is insurance revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective application of IFRS 17.

Insurance Risk is the potential for loss as a result of actual experience differing from that assumed when an insurance product was designed and priced, and comprises claims risk, policyholder behaviour risk and expense risk.

Insurance Service Results include insurance revenue, insurance service expenses and reinsurance results

Legal and Regulatory Risk is the potential for loss or harm resulting from a failure to comply with laws or satisfy contractual obligations or regulatory requirements. This includes the risk of failure to: comply with the law (in letter or in spirit) or maintain standards of care; implement legal or regulatory requirements; enforce or comply with contractual terms; assert non-contractual rights; effectively manage disputes; or act in a manner so as to maintain our reputation.

Leverage Exposures (LE) consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

Leverage Ratio reflects Tier 1 Capital divided by LE.

Liquidity and Funding Risk is the potential for loss if we are unable to meet our financial commitments in a timely manner at reasonable prices as they become due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments.

Liquidity Coverage Ratio (LCR) is a Basel III regulatory metric calculated as the ratio of high-quality liquid assets to total net stressed cash outflows over a thirty-day period under a stress scenario prescribed by OSFI.

Market Risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book.

Mark-to-Market represents the valuation of financial instruments at fair value (as defined above) as of the balance sheet date.

Master Netting Agreements are agreements between two parties designed to reduce the credit risk of multiple derivative transactions through the provision of a legal right to offset exposure in the event of default.

Model Risk is the potential for adverse outcomes resulting from decisions that are based on incorrect or misused model results. These adverse outcomes can include financial loss, poor business decision-making and damage to reputation.

Net Interest Income comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding trading, is presented on a basis that excludes trading-related interest income.

Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin, excluding trading net interest income and trading and insurance average assets is computed in the same manner, excluding trading-related interest income, and trading and insurance earning assets.

Net Non-Interest Revenue is non-interest revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective and application of IFRS 17.

Net Promoter Score (NPS) is the percentage of customers surveyed who would recommend BMO to a friend or colleague. Data is gathered in a survey that uses a 0–10 point scale. “Detractors” are defined as those who provide a rating of 0–6, “Passives” are defined as those who provide a rating of 7 or 8, and “Promoters” are defined as those who provide a rating of 9 or 10. The score is calculated by subtracting the percentage of “Detractors” from the percentage of “Promoters”.

Net Stable Funding Ratio (NSFR) is a regulatory liquidity measure that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets and is calculated in accordance with OSFI’s Liquidity Adequacy Requirements Guideline.

Notional Amount refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments consist of a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Office of the Superintendent of Financial Institutions (OSFI) is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

Operating Leverage is the difference between the growth rates of revenue and non-interest expense. Adjusted operating leverage is the difference between the growth rates of adjusted revenue and adjusted non-interest expense.

Operating Leverage, net of CCPB, is the difference between the growth rates of revenue, net of CCPB (net revenue), and non-interest expense. Adjusted net operating leverage is the difference between the growth rates of adjusted net revenue and adjusted non-interest expense. The bank evaluates performance using adjusted revenue, net of CCPB. Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective application of IFRS 17.

Operational Non-Financial Risk (ONFR) encompasses a wide range of non-financial risks, including those related to business change, customer trust, reputation and data that can result in financial loss. These losses can stem from inadequate or failed internal processes or systems, human error or misconduct, and external events that may directly or indirectly impact the fair value of assets we hold in our credit or investment portfolios. Examples of these risks include cyber and cloud security risk, technology risk, fraud risk and business continuity risk, but exclude legal and regulatory risk, credit risk, market risk, liquidity risk and other types of financial risk.

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Pre-Provision, Pre-Tax Earnings (PPPT) is calculated as income before the provision for income

46 BMO Financial Group First Quarter Report 2024

taxes and provision for (recovery of) credit losses. We use PPPT on both a reported and an adjusted basis to assess our ability to generate sustained earnings growth excluding credit losses, which are impacted by the cyclical nature of a credit cycle.

Provision for Credit Losses (PCL) is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic outlook and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans.

Provision for Credit Losses (PCL) Ratio is calculated as the annualized total provision for credit losses as a percentage of average net loans and acceptances.

Purchased Credit Impaired (PCI) Loans are loans for which the timely collection of interest and principal is no longer reasonably assured. These loans are credit-impaired upon initial recognition.

Reputation Risk is the potential for loss or harm to the BMO brand. It can arise even if other risks are managed effectively.

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Common shareholders’ equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.

Return on Tangible Common Equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets, as a percentage of average tangible common equity. Adjusted ROTCE is calculated using adjusted net income rather than net income.

Risk-Weighted Assets (RWA) are defined as on-balance sheet and off-balance sheet exposures that are risk-weighted based on guidelines established by OSFI. The measure is used for capital management and regulatory reporting purposes.

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Securitization is the practice of selling pools of contractual debts, such as residential mortgages, auto loans and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.

Strategic Risk is the potential for loss due to fluctuations in the external business environment and/or failure to properly respond to these fluctuations due to inaction, ineffective strategies or poor implementation of strategies.

Stress Tests are used to determine the potential impact of low-frequency, high-severity events on the trading and underwriting portfolios. The portfolios are measured daily against a variety of hypothetical and historical event scenarios. Scenarios are continuously refined to reflect the latest market conditions and portfolio risk exposures.

Structured Entities (SEs) include entities for which voting or similar rights are not the dominant factor in determining control of the entity. BMO is required to consolidate a SE if it controls the entity by having power over the entity, exposure to variable returns as a result of its involvement and the ability to exercise power to affect the amount of those returns.

Structural (Non-Trading) Market Risk comprises interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that BMO enters into are as follows:

•	Commodity swaps – counterparties generally exchange fixed-rate and floating-rate payments based on a notional value of a single commodity.

•	Credit default swaps – one counterparty pays the other a fee in exchange for an agreement by the other counterparty to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

•	Cross-currency interest rate swaps – fixed-rate and floating-rate interest payments and principal amounts are exchanged in different currencies.

•	Cross-currency swaps – fixed-rate interest payments and principal amounts are exchanged in different currencies.

•	Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for a return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•	Interest rate swaps – counterparties generally exchange fixed-rate and floating-rate interest payments based on a notional value in a single currency.

•	Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

Tangible Common Equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.

Taxable Equivalent Basis (teb): Operating segment revenue is presented on a taxable equivalent basis (teb). Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on certain tax-exempt securities to an equivalent pre-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to operating segment teb adjustments is reflected in Corporate Services revenue and provision for (recovery of) income taxes.

Tier 1 Capital comprises CET1 Capital and Additional Tier 1 (AT1) Capital. AT1 Capital consists of preferred shares and other AT1 Capital instruments, less regulatory deductions.

Tier 1 Capital Ratio reflects Tier 1 Capital divided by risk-weighted assets.

Tier 2 Capital comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.

Total Capital includes Tier 1 and Tier 2 Capital.

Total Capital Ratio reflects Total Capital divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) comprises Total Capital and senior unsecured debt subject to the Canadian Bail-In Regime, less regulatory deductions.

Total Loss Absorbing Capacity (TLAC) Ratio reflects TLAC divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) Leverage Ratio reflects TLAC divided by leverage exposures.

Total Shareholder Return: The annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Trading and Underwriting Market Risk is associated with buying and selling financial products in the course of meeting customer requirements, including market-making and related financing activities, and assisting clients to raise funds by way of securities issuance.

Trading-Related Revenue includes net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenue also includes income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Value-at-Risk (VaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

BMO Financial Group First Quarter Report 2024 47

Investor and Media Information

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2023 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 27, 2024, at 8.15 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806-5484 (toll-free outside Toronto), entering Passcode: 9768240#. A replay of the conference call can be accessed until March 29, 2024, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 3927329#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

Jeff Roman, Director, Enterprise Media Relations, jeff.roman@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP)

Common shareholders may elect to have their cash dividends reinvested in common shares of the bank, in accordance with the bank’s Shareholder Dividend Reinvestment and Share Purchase Plan. More information about the Plan and how to enrol can be found at www.bmo.com/investorrelations.

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 37th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2023 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca. Printed copies of the bank’s complete 2023 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2024

The next Annual Meeting of Shareholders will be held on Tuesday, April 16, 2024.

® Registered trademark of Bank of Montreal

70 BMO Financial Group First Quarter Report 2024